20 22

ANNUAL REPORT

CORE MOLDING TECHNOLOGIES, INC.



2022

CORE MOLDING TECHNOLOGIES, INC.
ANNUAL REPORT TO SHAREHOLDERS

Core Molding Technologies, Inc. and its subsidiaries operate in the engineered materials market as one operating segment as a molder of thermoplastic and thermoset structural products. The Company produces and sells molded products for varied markets, including medium and heavy-duty trucks, automobiles, power sports, construction and agriculture, building products and other commercial markets. Core Molding Technologies has its headquarters in Columbus, Ohio, and operates six production facilities in three countries, the United States, Canada and Mexico.



SELECTED FINANCIAL HIGHLIGHTS (dollars in millions except per share numbers)

YEARS ENDED DECEMBER 31	2022	2021	2020	2019	2018
Net Sales	**337.4**	307.5	222.4	284.3	269.5
Operating Income (loss)	**18.0**	11.1	10.4	(11.5)	(3.1)
Net Income (loss)	**12.2**	4.7	8.2	(15.2)	(4.8)
Net Income (loss) per common share: Basic	**1.44**	0.55	0.98	(1.94)	(0.62)
Net Income (loss) per common share: Diluted	**1.44**	0.55	0.98	(1.94)	(0.62)
Stockholders' equity	**116.1**	100.1	93.9	84.4	98.9

2022 Highlights

We had a year of record-breaking great performance and I would like to start by thanking our teams across the Company for making this happen. It is exciting to see our clear business strategy and focus on people, processes and execution is gaining momentum. As always, this is best demonstrated in the results. Some of our key record-breaking financial results are:

- Revenue of $377.4 million, a 22.7% increase from prior year
- Adjusted EBITDA of $31.9 million, a 19.7% increase from prior year
- Net Income of $12.2 million, a 159.6% increase from prior year
- EPS of $1.44 per diluted share, a 161.8% increase from prior year
- Achieved revenue over $100 million in one of our plants

We continually drive to improve, build, and institutionalize our business, organizational and operational systems, which is the foundational value of a continuous improvement culture and learning organization.

A few other important 2022 achievements.

- We are excited and proud to announce the publication of Core Molding's inaugural Sustainability Report, which highlights the ES&G areas that we are advancing. Core is committed to advancing our work in this area and I am proud of our team for getting us to this point in our corporate social responsibility journey.
- We continue to invest in our people and organizational capabilities.
    - We graduated an additional 16 people from our yearlong management leadership training program and implemented a Front-Line Leader training program.
    - We launched an online technical & engineering training program to leverage the knowledge of our Core subject matter experts and institutionalize their knowledge.
    - The results of these efforts, and many more, are seen in internal promotions which account for over 30% of our outstanding positions in 2022.
- Also, we continued our partnership with the "Center for Design and Manufacturing Excellence" and expanded our technical internship program to a total of 6 colleges and universities.

In summary, we fully understand that recruiting, retaining and developing a highly motivated and knowledgeable team is a competitive advantage and, quite simply, the most important factor in driving future success.

We continued to drive our industry diversification strategy in 2022, and we saw meaningful growth in our powersports and industrial/utilities industries. Increased demand in our truck market, combined with our ability to recover material costs, drove truck revenue to 45% from 41% in 2021, as a percent of product sales. Our current industry mix provides us with a solid platform to continue winning new business with customers needing a technical solution sale and supporting existing customers with composite solutions --from design and development, to launch. We are especially encouraged by our expansion of industrial, utilities and packaging verticals where we see longer term growth trends. We launched programs in the Industrials and Utilities categories, specifically a number of projects related to stormwater solutions, flush cover and inground vault products along with other industrial/utilities projects that we expect to be in full production in 2023. We are excited about these launches because they represent growing end markets where we have created engineered solutions, that provide a unique solution to our customers.

We are pleased with our 2022 results and remain optimistic about the future growth potential for our end markets. We plan to remain cautious and disciplined with our capital allocation strategy. This means that we will continue to monitor cash, our return profile, and long-term value creation, especially as macro changes impact businesses.

<u>Looking forward 2023:</u>

Entering 2023, customer demand remains strong, and we are closely monitoring forecasted business for impacts of macroeconomic events and monetary policy changes. We are bullish on our long-term growth potential in the industries we serve and we are evaluating growth opportunities in the future through acquisition or the addition of new capacity. We remain disciplined in advancing our business transformation through a combination of sales growth, enhanced margins, improved plant efficiencies, and maintaining a return on capital employed consistent with our long-term goals. Our technical solutions team is continuing to be selective and will be diligent about growing sales, utilizing our capacity and resources, with the highest value industries and opportunities that benefit from our engineered material solutions and conversions.

In 2023, we are strategically focused on improving operational performance, and specifically improving the productivity and profitability at all of our facilities to carry this momentum forward. Just like price recovery was our "Must Win Battle" for 2022, our "Must Win Battle" for 2023 is to fully embed our Operational Excellence processes in all our operations. We estimate that this will increase our capacity by 20% in some of our underperforming plants and it better enables our solutions sales approach. For solution sales to be effective, we require a high level of performance and capabilities from all of our processes. We have made significant productivity and capacity improvements, but we have known opportunities to continue driving additional improvements. We will always have much to do, but we have a solid foundation, a committed team of professionals and a clearly defined path to continually improve our business and achieve our goals.

Our 2023 outlook is optimistic based on the robust demand we currently see and from discussions with our customers. We recently won a major UTV program, which is a part of the powersports industry. Our UTV and PWC customer demand remains strong through the first half. In addition, we are continuing to do development work for large industrial and infrastructure companies, as well as automotive and truck companies.

Overall, the Company is positioned well to leverage our existing large capital infrastructure, technical expertise in engineered materials, industry-leading process portfolio breadth and execution engine into diversified large and growing markets. We are able to engage earlier in the development phase with our existing customers and provide high-value solutions and conversions to new customers, where we continually improve our ability to serve. We will continue to concentrate on new industries, especially in the industrial and utility sectors, as more people work where they want to live in both suburban and rural settings, where improved infrastructure is needed. We will continue to invest in our capacity, capabilities, sustainability and most importantly our team members so we remain the employer and supplier of choice.

I want to thank our entire team for their commitment, drive and resilience in making this happen. I look forward to communicating our progress and results as we continue to execute our transformational business strategy.

Thank You,



David Duvall
President and CEO

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from___________to___________

Commission file number 001-12505

CORE MOLDING TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	31-1481870
(State or other jurisdiction incorporation or organization)	(I.R.S. Employer Identification No.)
800 Manor Park Drive, Columbus, Ohio	43228-0183
(Address of principal executive office)	(Zip Code)

Registrant's telephone number, including area code: (614) 870-5000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol (s)	Name of each exchange on which registered
Common Stock, par value $0.01	CMT	NYSE American LLC

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐   Accelerated filer ☐   Non-accelerated Filer ☒   Smaller reporting company ☒

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No☑

As of June 30, 2022, the aggregate market value of the registrant's voting and non -voting common equity held by non-affiliates of the registrant was approximately $60,832,000, based upon the closing sale price of $9.19 on the NYSE American LLC on June 30, 2022, the last business day of registrant's most recently completed second fiscal quarter. As of March 13, 2023, the latest practicable date, 9,113,163 shares of the registrant's common stock were issued, which includes 695,508 shares of unvested restricted common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's 2022 definitive Proxy Statement to be filed with the Securities and Exchange Commission no later than 120 days after the end of the registrant's fiscal year are incorporated herein by reference in Part III of this Form 10-K.

CORE MOLDING TECHNOLOGIES, INC. AND SUBSIDIARIES
TABLE OF CONTENTS

Information Regarding Forward-Looking Statements

Certain statements in this Annual Report on Form 10-K constitute forward-looking statements within the meaning of the federal securities laws, which are subject to the "safe harbor" created by Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act").. As a general matter, forward-looking statements are those focused upon future plans, objectives or performance as opposed to historical items and include statements of anticipated events or trends and expectations and beliefs relating to matters not historical in nature. Such forward-looking statements involve known and unknown risks and are subject to uncertainties and factors relating to Core Molding Technologies' operations and business environment, all of which are difficult to predict and many of which are beyond Core Molding Technologies' control. Words such as "may," "will," "could," "would," "should," "anticipate," "predict," "potential," "continue," "expect," "intend," "plans," "projects," "believes," "estimates," "encouraged," "confident" and similar expressions are used to identify these forward-looking statements. These uncertainties and factors could cause Core Molding Technologies' actual results to differ materially from those matters expressed in or implied by such forward-looking statements.

Core Molding Technologies believes that the following factors, among others, could affect its future performance and cause actual results to differ materially from those expressed or implied by forward-looking statements made in this Annual Report on Form 10-K:

- *business conditions in the plastics, transportation, power sports, utilities and commercial product industries (including changes in demand for truck production);*

- *federal and state regulations (including engine emission regulations);*

- *general economic, social, regulatory (including foreign trade policy) and political environments in the countries in which Core Molding Technologies operates;*

- *the adverse impact of coronavirus (COVID-19) global pandemic on our business, results of operations, financial position, liquidity or cash flow, as well as impact on customers and supply chains;*

- *safety and security conditions in Mexico;*

- *fluctuations in foreign currency exchange rates;*

- *dependence upon certain major customers as the primary source of Core Molding Technologies' sales revenues;*

- *efforts of Core Molding Technologies to expand its customer base; the ability to develop new and innovative products and to diversify markets, materials and processes and increase operational enhancements;*

- *ability to accurately quote and execute manufacturing processes for new business; the actions of competitors, customers, and suppliers;*

- *failure of Core Molding Technologies' suppliers to perform their obligations;*

- *the availability of raw materials;*

- *inflationary pressures; new technologies; regulatory matters;*

- *labor relations and labor availability as well as possible work stoppages or labor disruptions at one or more of our union locations or one of our customer or supplier locations;*

- *the loss or inability of Core Molding Technologies to attract and retain key personnel;*

- *the ability to successfully identify, evaluate and manage potential acquisitions and to benefit from and properly integrate any completed acquisitions;*

- *federal, state and local environmental laws and regulations;*

- *the availability of sufficient capital; the ability of Core Molding Technologies to provide on-time delivery to customers, which may require additional shipping expenses to ensure on-time delivery or otherwise result in late fees and other customer charges; risk of cancellation or rescheduling of orders;*

- *management's decision to pursue new products or businesses which involve additional costs, risks or capital expenditures;*

- *inadequate insurance coverage to protect against potential hazards; equipment and machinery failure;*

- *product liability and warranty claims; and*

- *other risks identified from time to time in Core Molding Technologies' other public documents on file with the Securities and Exchange Commission, including those described in Item 1A of this Annual Report on Form 10-K.*

PART I

ITEM 1. BUSINESS

DESCRIPTION OF BUSINESS OF CORE MOLDING TECHNOLOGIES, INC.

Core Molding Technologies, Inc. (the "Company") and its subsidiaries operate in the engineered materials market as one operating segment as a molder of thermoplastic and thermoset structural products. The Company produces and sells molded products for varied markets, including medium and heavy-duty trucks, automobiles, power sports, construction and agriculture, building products and other commercial markets. Core Molding Technologies has its headquarters in Columbus, Ohio, and operates six production facilities in the United States, Canada and Mexico.

In general, the Company achieves product growth and diversification in several different ways, including: (1) resourcing of existing structural products from another supplier by an original equipment manufacturer ("OEM"); (2) obtaining new structural products through a selection process in which an OEM solicits bids; (3) successful marketing of structural products for previously non-structural applications; (4) converting alternative materials to engineered materials; (5) successful marketing of structural products to OEMs outside of our traditional markets; (6) developing of new materials, technology and processes to meet current or prospective customer requirements; and (7) acquiring an existing business. The Company's efforts continue to be directed towards all seven of those identified areas.

PRODUCTS
Structural plastics compete largely against metals and have the strength to function well during prolonged use. Management believes that structural plastic components offer many advantages over metals, including:

- heat resistance;
- corrosion resistance;
- lighter weight;
- lower cost;
- greater flexibility in product design;
- part consolidation for multiple piece assemblies;
- lower initial tooling costs for lower volume applications;
- high strength-to-weight ratio; and
- dent-resistance in comparison to steel or aluminum.

Our manufacturing facilities utilize various production processes; however, end products are similar and are not unique to a facility or customer base.

Sheet Molding Compound ("SMC")
SMC is primarily a combination of resins, fiberglass, fillers, and catalysts compounded and cured in sheet form, which is then used to manufacture compression-molded products, as discussed below. The Company incorporates a sophisticated computer program in the process of compounding various complex SMC formulations tailored to meet customer needs. The program provides for the control of information during various production processes and data for statistical batch controls. The Company also sells SMC to other molders.

Molded Products
The Company manufactures structural products using compression molding (52 presses), resin transfer molding (4 presses), and injection molding processes (24 presses). As of December 31, 2022, the Company owned 80 molding presses including 19 in its Columbus, Ohio facility; 23 in its Matamoros, Mexico facility; 19 in its Cobourg, Canada facility; 10 in its Gaffney, South Carolina facility; 4 in its Winona, Minnesota facility; and 5 in its Escobedo, Mexico facility. The Company's molding presses range in size from 250 to 5,500 tons.

SMC compression molding is a process whereby SMC is molded to form by matched die steel molds through which a combination of heat and pressure are applied via a molding press. Outer components and high strength reinforcing components are fabricated with this process. Visually appealing components are produced with vacuum assisted molding and through utilizing in-mold coating (IMC). IMC can provide an additional benefit of conductivity assisting in the process of post paint application along with reducing porosity and improving surface appearance. This thermoset process produces high quality, dimensionally consistent products and is typically used for high volume products.

Direct Long Fiber Thermoplastic ("DLFT") compression molding employs two molds, typically a core and a cavity, similar to matched die SMC molding. This is a process for compounding and molding thermoplastic materials with "long" fibers (typically, 0.5 inch or longer). Engineered thermoplastic pellets and performance additives are compounded in a screw extruder, to which chopped reinforcements (typically, glass fibers) are added and further extruded. A "charge" of material is cut to a precise weight, and this "charge" is directly moved to a compression or injection transfer process, where it is molded into a finished part. The process allows for direct processing of the compounded material, bypassing the expense and delay of producing an intermediate product (pellets or sheets) as is used in other fiber-reinforced thermoplastic molding processes. The D-LFT process is an attractive option for products that have highly complex geometry, require high strength and stiffness, and benefit from the recyclability of a thermoplastic resin.

Vacuum resin transfer compression molding ("RTM") process employs two mold halves, typically a core and a cavity, similar to matched die molding. The composite is produced by placing glass mat, chopped strand, or continuous strand fiberglass in the mold cavity in the desired pattern. Parts used for cosmetic purposes typically have a gel coat applied to the mold surface. The core mold is then fitted to the cavity, and upon a satisfactory seal, a vacuum is applied. When the proper vacuum is achieved, the resin is injected into the mold to fill the part. Finally, the part is allowed to cure and is then removed from the mold and trimmed to shape. Fiberglass reinforced products produced from the RTM process exhibit a high-quality surface on both sides of the part and excellent part thickness. The multiple insert tooling technique can be utilized in the RTM process to improve throughput based upon volume requirements.

Structural Foam and Web Injection Molding ("SIM") are low-pressure injection molding processes that develop high-strength, rigid parts at low weight. This is accomplished by mixing a foaming agent (usually, nitrogen gas) with the melted polymer (structural foam process), or by injecting nitrogen gas into the mold cavity immediately after the plastic resin is injected (structural web molding). Structural foam produces a cellular interior structure that can provide twice the rigidity of a solid plastic molding. The structural web process pushes the plastic out to the mold cavity walls, uniformly packing out the entire mold and hollowing out thicker sections to create products of varying wall thicknesses. As a result, structural web molded parts have a smoother, glossier finish than other low-pressure parts. Both processes give part designers flexibility when designing products that need strength and stiffness at low weight and also have the benefit of recyclability due to the use of a thermoplastic resin.

Reaction Injection Molding ("RIM") is a process whereby a composite is produced through the injection of a two-component thermoset resin system utilizing dicyclopentadiene ("DCPD") technology. DCPD technology involves injecting a liquid compound into matched die aluminum molds to form the part. In this process the mold is prepared, closed and the liquid compound is injected into the tool then cured. Additional finishing is required when the part is designated for top coat painting. The RIM process is an alternative to other closed mold processes for mid-volume parts that require a high level of impact resistance.

Hand Lay-Up is a process that utilizes a shell mold, typically the cavity, where glass cloth, either chopped strand or continuous strand glass mat, is introduced into the cavity. Resin is then applied to the cloth and rolled out to achieve a uniform wet-out from the glass and to remove any trapped air. The part is then allowed to cure and is removed from the mold. After removal, the part typically undergoes trimming to achieve the shape desired. Parts used for cosmetic purposes typically have a gel coat applied to the mold surface prior to the lay-up to improve the surface quality of the finished part. Parts produced from this process have a smooth outer surface and an unfinished or rough interior surface. These fiberglass-reinforced products are typically non-cosmetic components or structural reinforcements that are sold externally or used internally as components of larger assemblies.

Spray-Up is a process that utilizes the same type of shell mold as hand-lay-up, but instead of using glass cloth to produce the composite part, a chopper/spray system is employed. Glass rovings and resin feed the chopper/spray gun. The resin coated, chopped glass is sprayed into the mold to the desired thickness. The resin coated glass in the mold is then rolled out to ensure complete wet-out and to remove any trapped air. The part is then allowed to cure, is removed from the mold, and is then trimmed to the desired shape. Parts used for cosmetic purposes typically have a gel coat applied to the mold surface prior to the resin-coated glass being sprayed into the mold to improve the surface quality of the finished part. Parts produced from this process have a smooth outer surface and an unfinished or rough interior surface.

Assembly, Machining, and Paint Products
Many of the products molded by the Company are assembled, machined, and prime painted or topcoat painted to result in a finished product used by the Company's customers.

The Company has demonstrated manufacturing flexibility that accommodates a range of low volume hand assembly and machining work, to high volume, highly automated assembly and machining systems. Robotics are used as deemed productive for material handling, machining, and adhesive applications. In addition to conventional machining methods, water-jet cutting technology is also used where appropriate. The Company also utilizes paint booths and batch ovens in its facilities. The Company generally contracts with outside providers for higher volume applications that require top coat paint.

CAPITAL EXPENDITURES AND RESEARCH AND DEVELOPMENT
Capital expenditures totaled approximately $16.6 million, $11.6 million, and $3.7 million in 2022, 2021, and 2020 respectively. These capital expenditures primarily consisted of building and equipment improvements and additional production equipment to manufacture parts.

The Company continuously engages in product development. Research and development activities focus on developing new material formulations, new structural composite products, new production capabilities and processes, and improving existing products and manufacturing processes. The Company does not maintain a separate research and development organization or facility, but uses its production equipment, as necessary, to support these efforts and cooperates with its customers and its suppliers in research and development efforts. Likewise, manpower to direct and advance research and development is integrated with the existing manufacturing, engineering, production, and quality organizations. Management has estimated that costs related to research and development were approximately $1.6 million, $1.3 million and $1.2 million in 2022, 2021, and 2020, respectively.

MAJOR CUSTOMERS
The Company had five major customers during the year ended December 31, 2022, BRP, Inc. ("BRP"), Navistar, Inc. ("Navistar"), PACCAR, Inc. ("PACCAR"), Universal Forest Products, Inc. ("UFP") and Volvo Group North America, LLC ("Volvo"). Major customers are defined as customers whose sales individually consist of more than ten percent of total sales during any annual or interim reporting period in the current year. The loss of a significant portion of sales to these customers could have a material adverse effect on the business of the Company. The following table presents sales to major customers as a percent of total sales for the years ended December 31:

	2022	2021	2020	Supply Agreement	Supply Agreement Expiration
BRP	14%	12%	10%	Yes	July 31, 2024
Navistar	17%	15%	18%	No	N/A
PACCAR	10%	12%	13%	Yes	November 30, 2023
Volvo	14%	12%	12%	Yes	December 31, 2027
UFP	9%	12%	17%	Yes	March 10, 2027

BRP provides a portfolio of industry-leading products comprising of snowmobiles, watercraft, on and off-road vehicles, power sports propulsion systems as well as engines for karts, motorcycles and recreational aircraft. Demand for these products is driven by consumer demand and general economic conditions.

The North American truck market in which Navistar, Volvo, and PACCAR compete is highly competitive and the demand for medium and heavy-duty trucks is subject to considerable volatility as it moves in response to cycles in the overall business environment and is particularly sensitive to the industrial sector, which generates a significant portion of the freight tonnage hauled. Truck demand also depends on general economic conditions, among other factors.

UFP supplies products to three industry segments: retail, industrial, and construction. These are highly-competitive markets, with suppliers competing for a share of available shelf space at large "big box" retailers and independent contractors. As a discretionary product category, suppliers must also strive continuously to differentiate their products with unique designs, colors, and features, in addition to maintaining a constant focus on cost reduction. Demand for these products is driven by residential and commercial construction and general economic conditions, among other influences.

OTHER CUSTOMERS
The Company also produces products for other customers and industries, including medium and heavy-duty trucks, power sports, building products, industrial and utilities and other commercial markets. Sales to these customers individually were all less than 10% of total sales for interim and annual reporting during 2022.

GEOGRAPHIC INFORMATION
Substantially all of the Company's products are sold in U.S. dollars. The following table provides information related to the Company's sales by country, based on the ship to location of customers' production facilities, for the years ended December 31 (in thousands):

	2022	2021	2020
United States	$ 231,391	$ 191,667	$ 136,424
Mexico	113,245	88,952	64,942
Canada	26,829	22,642	16,827
Other	5,911	4,222	4,163
Total	$ 377,376	$ 307,483	$ 222,356

SEASONALITY & BUSINESS CYCLE
The Company's business is affected annually by the production schedules of its customers. Certain of the Company's customers typically shut down their operations on an annual basis for a period of one to several weeks during the Company's third quarter. Certain customers also typically shut down their operations during the last week of December. As a result, demand for the Company's products typically decreases during the third and fourth quarters. Demand for medium and heavy-duty trucks, power sports, automotive, and commercial products also fluctuates on an economic, cyclical and seasonal basis, causing a corresponding fluctuation for demand of the Company's products.

MAJOR COMPETITORS
The Company believes that it is one of the largest compounders and molders of thermoset and thermoplastic structural products in North America. The Company faces competition from a number of other molders including, most significantly, Molded Fiber Glass Companies, Teijin, Ashley Industrial Molding, René Matériaux Composite Ltée ("RMC"), STS Group, and 20/20 Custom Molded Plastics.

RAW MATERIALS
The principal raw materials used in the Company's processes are unsaturated polyester, vinyl ester, polyethylene, polypropylene, and dicyclopentadiene resins, fiberglass, and filler. Other significant raw materials include adhesives for assembly of molded components, in-mold coating, gel-coat, prime paint for preparation of cosmetic surfaces, and hardware (primarily metal components). Many of the raw materials used by the Company are petrochemical-based, natural gas-based, as well as downstream derivatives, and therefore, the costs of certain raw materials can be affected by changes in costs in

these upstream commodities. Due to fluctuating commodity prices, suppliers are typically reluctant to enter into long-term contracts. The Company generally has supplier alternatives for each raw material, and regularly evaluates its supply base to improve its overall purchasing position; however, current supply chain conditions have limited sourcing alternatives.

Normally we do not carry inventories of raw materials or finished products in excess of what is reasonably required to meet production and shipping schedules, and to manage risk of supply and variation in demand.

CAPACITY CONSTRAINTS

Capacity utilization is measured based on standard cycle times and a standard work week, which can range from five days per week, three-shifts per day to seven days per week, 24x7 operation, depending on the facility and molding process. During times when demand exceeds the standard five day, three -shift capacity, the Company will work weekends to create additional capacity, which can provide capacity utilization percentages greater than 100%. During 2022, the Company has used various methods from overtime to a weekend manpower crews to support the customers' production requirements.

The Company measures facility capacity in terms of its large compression molding presses (2,000 tons or greater). The Company owned 26 large compression molding presses at its facilities at December 31, 2022. The capacity utilization in these production facilities was 89% and 85% for the years ended December 31, 2022 and 2021, respectively.

The Company measures facility capacity in terms of its large injection molding presses (750 tons or greater). The Company owned 12 large injection molding presses at its facilities at December 31, 2022. The capacity utilization in these production facilities was 79% and 73% for the years ended December 31, 2022 and 2021, respectively.

BACKLOG

The Company relies on production schedules provided by its customers to plan and implement production. These schedules are normally provided on a weekly basis and typically considered firm for approximately four weeks. Some customers update these schedules daily for changes in demand, allowing them to run their inventories on a "just-in-time" basis. The ordered backlog of four weeks of expected shipments was approximately $30.3 million (100% of which the Company shipped during the first month of 2023) and $27.7 million at December 31, 2022 and 2021, respectively.

HUMAN CAPITAL MANAGEMENT

As of December 31, 2022, the Company employed a total of 1,986 employees, which consisted of 690 employees in the United States, 1,073 employees in Mexico and 223 employees in Canada. The salary workforce consisted of 385 employees, while 1,601 employees were hourly. Four plant locations making up 69.0% of the workforce are covered by collective bargaining agreements.

Details on the collective bargaining agreements are as follows:

Plant Location	Union Name	Expiration Date	Employees
Columbus, Ohio	International Association of Machinists and Aerospace Workers ("IAM")	August 9, 2025	320
Matamoros, Mexico	Sindicato de Jorneleros y Obreros	January 1, 2024	805
Cobourg, Canada	United Food & Commercial Workers Canada ("UFCW")	November 1, 2025	177
Escobedo, Mexico	Sindicato de trabajadores de la industria metalica y del comercio del estado de Nuevo Leon Presidente Benito Juarez Garcia C.T.M.	February 1, 2023[1]	69

[1]The Company is currently negotiating an extension to the Escobedo, Mexico collective bargaining agreement.

To support the Company's long-term strategic plan, the Company is committed to being an employer of choice focusing on providing a safe place to work, organizational development opportunities, competitive total rewards packages while keeping diversity, equity and inclusion in the forefront.

Safety – The safety of the Company's workforce is a top priority with continued improvement in the Company's safety record. The Company utilizes behavior-based safety programs at all global facilities as a proactive method of increasing safe behaviors.

Diversity, Equity and Inclusion – The Company is committed to diversity, equity and inclusion, including a focus on continued diversity of our Board of Directors and leadership team. The Company has implemented initiatives to help maintain a workforce that represents diversity and inclusion.

Organizational Development – The Company offers learning and development opportunities throughout the workforce, including a comprehensive leadership program for high-potential employees identified through our succession and talent planning process.

Talent Planning – The Company has developed people management processes that enable us to hire, retain and develop a high-performing workforce. We have performance procedures that align with our organization's strategic goals and support employee development. Employee engagement surveys are conducted to understand employee satisfaction and provide opportunities to create action plans to improve our workplace culture and employee retention.

Total Rewards – Our total rewards package supports an environment where employees want to stay and build their career. We provide fair and competitive compensation and benefits that promote physical, emotional and financial well-being. With a focus on the employee experience, our workplace fosters employee engagement, productivity and morale while encouraging effort, creativity and innovation.

ENVIRONMENTAL, CLIMATE RELATED REGULATIONS AND COMPLIANCE
The Company's manufacturing operations are subject to federal, state, and local environmental laws and regulations, which impose limitations on the discharge of hazardous and non-hazardous pollutants into the air and waterways. The Company has established and implemented standards for the treatment, storage, and disposal of hazardous waste. Our policy is to conduct our business with due regard for the preservation and protection of the environment. Our environmental waste management process involves the regular auditing of hazardous waste accumulation points, hazardous waste activities, authorized treatment, and storage and disposal facilities. We believe that our operations are in substantial compliance with all material environmental laws and regulations applicable to our plants and operations. Historically, our annual costs of achieving and maintaining compliance with environmental laws and regulations have not been material to our financial results. However, new requirements, more stringent application of existing requirements or the discovery of previously unknown environmental conditions could result in material environmental related expenditures in the future. See below under "Item 1A Risk Factors - Legal, Insurance, Tax and Cybersecurity Risks - *Changes in legal, regulatory, and social responses to climate change, including any possible effect on energy prices, could adversely affect our business and reduce our profitability*."

The Company has Environmental Management Systems at all of its facilities and has obtained ISO 14001 certification at all facilities except for Cobourg, Canada, which complies with strict Canadian environmental reporting. As part of the Company's environmental policy, all manufacturing employees are trained on waste management and other environmental issues. The Company's full Board of Directors provides oversight of the Company's environmental and climate matters through an Enterprise Risk Management system and quarterly reporting process.

The Company holds various environmental operating permits for its production facilities in the U.S., Mexico, and Canada as required by U.S., Mexican and Canadian federal, state and local regulations. The Company has substantially complied with all requirements of these operating permits.

The Company produces structural parts that are long-lived assets and generally not considered single source plastics. As such, the Company is not currently subject to any resin plastic taxes or single use plastic regulations.

PATENTS, TRADE NAMES, AND TRADEMARKS

The Company will evaluate, apply for, and maintain patents, trade names, and trademarks where it believes that such patents, trade names, and trademarks are reasonably required to protect its rights in its products. However, the Company does not believe that any single patent, trade name, or trademark or related group of such rights is materially important to its business or its ability to compete.

AVAILABLE INFORMATION

We maintain a website at www.coremt.com. Annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, all amendments to those reports, and other information about us are available free of charge through this website as soon as reasonably practicable after the reports are electronically filed with the SEC. These materials are also available from the SEC's website at www.sec.gov.

ITEM 1A. RISK FACTORS

The following risk factors describe various risks that may affect our business, financial condition, and operations. References to "we," "us," and "our" in this "Risk Factors" section refer to Core Molding Technologies and its subsidiaries, unless otherwise specified or unless the context otherwise requires.

Risks Relating to our Business

Our business has concentration risks associated with significant customers.

Sales to five customers constituted approximately 64% of our 2022 total sales. No other customer accounted for more than 10% of our total sales for this period. The loss of any significant portion of sales to any of our significant customers could have a material adverse effect on our business, results of operations, and financial condition.

Accounts receivable balances with five customers accounted for 67% of accounts receivable at December 31, 2022. The Company performs ongoing credit evaluations of its customers' financial condition and maintains reserves for potential bad debt losses. If the financial conditions of any of these customers were to deteriorate, impacting their ability to pay their receivables, our reserves may not be adequate which could have a material adverse effect on our business, results of operations, or financial condition.

We are continuing to engage in efforts intended to strengthen and expand our relations with significant customers, as well as provide support for our entire customer base. We have supported our position with customers using direct and active contact through our sales, quality, engineering, and operational personnel. These customers may not continue to do business with us as they have in the past and we may not be able to supply these customers or any of our other customers at current levels.

Our business is affected by the cyclical and overall nature of the industries and markets that we serve.

The North American heavy and medium-duty truck industry, on which the demand of our products is largely dependent, is highly cyclical. In 2022, approximately 45% of our product sales was in this industry. The market for this industry fluctuates in response to factors that are beyond our control, such as general economic conditions, interest rates, federal and state regulations (including engine emissions regulations, tariffs, import regulations, and other taxes), consumer spending, fuel costs, supply chain constraints, our customers' inventory levels and production rates, and the overall strength of the economy. Our manufacturing operations have a significant fixed cost component. Accordingly, during periods of changing demands, including an increase or slowdown in truck demand, the profitability of our operations may change proportionately more than revenues from operations. In addition, our operations are typically seasonal as a result of regular customer maintenance shutdowns, which typically vary from year to year based on production demands and occur in the third and fourth quarter of each calendar year. This seasonality may result in decreased net sales and profitability during the third and fourth fiscal quarters of each calendar year. Weakness in overall economic conditions or in the markets that we serve, or significant reductions by our customers in their inventory levels or future production rates, could result in decreased demand for our products and could have a material adverse effect on our business, results of operations, or financial condition.

Price increases in raw materials (including price increases due to prolonged inflation) and availability of raw materials, including disruptions in supply chain, could adversely affect our operating results and financial condition.

We purchase resins and fiberglass for use in production as well as hardware and other components for product assembly. The prices for purchased materials are affected by the prices of material feed stocks such as crude oil, natural gas, and downstream components, as well as processing capacity versus demand. We attempt to reduce our exposure to increases by working with suppliers, evaluating new suppliers, improving material efficiencies, and when necessary through sales price adjustments to customers. If we are unsuccessful in developing ways to mitigate these raw material increases or are unable to offset the increase through price increases to our customers, our results of operations could be materially adversely impacted.

We manufacture and sell products globally and rely upon a global supply chain to deliver the raw materials, components, systems and parts that we need to manufacture and service our products. Any direct or indirect supply chain disruptions may have an adverse impact on our business, financial condition, results of operations or cash flows. In addition, recent inflationary pressures have resulted in increased raw material, labor and logistics expenses, which, if they continue for a prolonged period, may adversely affect our results of operations. If our costs are subject to continuing significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability to do so could harm our results of operation.

Long-term fixed price customer contracts could adversely impact operating results in an inflationary economy.

In order to obtain new business in a competitive environment, the Company enters into long-term contracts that fix the customer product price and requires the Company to accept all product orders. These fixed price customer contracts allow for certain price increases but may not provide for recovery of all of the Company's cost increases. As a result, if the Company's operating costs, such as raw material, labor and overhead costs, increase the Company may not be able to increase the price of products sold to customers enough to offset operating costs increases, which could adversely affect our operating results and financial condition.

Cost reduction and quality improvement initiatives by original equipment manufacturers could have a material adverse effect on our business, results of operations, or financial condition.

We are primarily a components supplier to large original equipment manufacturers ("OEMs") that are able to exert considerable pressure on components suppliers to reduce costs, improve quality, and provide additional design and engineering capabilities. OEMs continue to demand and receive price reductions and measurable increases in quality through their use of competitive selection processes, rating programs, and various other arrangements. We may be unable to generate sufficient production cost savings in the future to offset such price reductions. OEMs may also seek to save costs by purchasing components from suppliers that are geographically closer to their production facilities or relocating production to locations with lower cost structures and purchasing components from suppliers with lower production costs. These decisions by OEMs could require us to shift production between our facilities, move production lines between our facilities, or open new facilities to remain competitive. Shifting production, moving production lines, or opening new locations could result in significant costs required for capital investment, transfer expenses, and operating costs. Additionally, OEMs have generally required component suppliers to provide more design engineering input at earlier stages of the product development process, the costs of which have, in some cases, been absorbed by the suppliers. To the extent that the Company does not meet the quality standards or demands of quality improvement initiatives sought by OEMs, or does not match the quality of suppliers of comparable products, OEMs may choose to purchase from these alternative suppliers, and as a result the Company may lose existing or new business with OEMs. Future price reductions, increased quality standards, and additional engineering capabilities required by OEMs may reduce our profitability and have a material adverse effect on our business, results of operations, or financial condition.

We operate in highly competitive markets, and if we are unable to effectively compete it may negatively impact future operating results, sales, and earnings.

The markets in which we operate are highly competitive. We compete with a number of other manufacturers that produce and sell similar products. Our products primarily compete on the basis of capability, product quality, cost, and delivery. Some of our competitors have greater financial resources, research and development facilities, design engineering, manufacturing, and marketing capabilities. If we are unable to develop new and innovative products, diversify the markets, materials, and processes we utilize and increase operational enhancements, we may fall behind competitors or lose the ability to achieve competitive advantages. In the highly competitive market in which we operate, this may negatively impact our ability to retain existing customers or attract new customers, and if that occurs, it may negatively impact future operating results, sales, and earnings.

We may be subject to additional shipping expense or late fees if we are not able to meet our customers' on-time demand for our products.

We must continue to meet our customers' demand for on-time delivery of our products. Factors that could result in our inability to meet customer demands include a failure by one or more of our suppliers to supply us with the raw materials and other resources that we need to operate our business effectively and an unforeseen spike in demand for our products, which would create capacity constraints, among other factors. If this occurs, we may be required to incur additional shipping expenses to ensure on-time delivery or otherwise be required to pay late fees, which could have a material adverse effect on our business, results of operations, or financial condition.

Increasing competition for highly skilled and talented workers, as well as labor shortages, could adversely affect our business.

Our success largely depends on the efforts and abilities of our key personnel and our continuing ability to attract and retain highly qualified personnel. Their skills, experience, and industry contacts significantly benefit us. A number of factors may adversely affect the labor force available to us or increase labor costs, including high employment levels and government regulations. To date we have experienced an increasingly competitive labor market. The increasing competition for highly skilled and talented employees has resulted, and could in the future result, in higher compensation costs and could result in difficulties in maintaining a capable workforce. If we are unable to hire and retain employees capable of performing at a high level, or if mitigation measures we may take to respond to a decrease in labor availability, such as overtime and third-party outsourcing, have unintended negative effects, our business could be adversely affected. A sustained labor shortage, lack of skilled labor, increased turnover or labor cost inflation, caused by the ongoing COVID-19 pandemic or as a result of general macroeconomic factors, could lead to increased costs, such as increased overtime to meet demand and increased wage rates to attract and retain employees, which could negatively affect our ability to efficiently operate our manufacturing facilities and overall business and have other adverse effects on our results of operations and financial condition.

Work stoppages or other labor issues at our facilities or at our customers' facilities could adversely affect our operations.

As of December 31, 2022, unions at our Columbus, Ohio, Matamoros and Escobedo, Mexico, and Cobourg, Canada facilities represented approximately 69.0% of our entire workforce. As a result, we are subject to the risk of work stoppages and other labor-relations matters. The current Columbus, Ohio, Matamoros, Mexico, Cobourg, Canada, and Escobedo, Mexico union contracts extend through August 9, 2025, January 1, 2024, November 1, 2025 and February 1, 2023, respectively. Any prolonged work stoppage or strike at our unionized facilities could have a material adverse effect on our business, results of operations, or financial condition. Any failure by us to reach a new agreement upon expiration of such union contracts may have a material adverse effect on our business, results of operations, or financial condition. The Company is currently negotiating an extension to the Escobedo, Mexico collective bargaining agreement.

In addition, if any of our customers or suppliers experience a material work stoppage, that customer may halt or limit the purchase of our products or that supplier may interrupt supply of our necessary production components. This could cause us to shut down production facilities relating to these products, which could have a material adverse effect on our business, results of operations, or financial condition.

Our foreign operations in Mexico and Canada subject us to risks that could negatively affect our business.

We operate manufacturing facilities in Matamoros and Escobedo, Mexico and Cobourg, Canada. As a result, a significant portion of our business and operations is subject to the risk of changes in economic conditions, tax systems, consumer preferences, social conditions, safety and security conditions, and political conditions inherent in Mexico and Canada, including changes in the laws and policies that govern foreign investment, as well as changes in United States laws and regulations relating to foreign trade and investment. Changes in laws and regulations related to foreign trade and investment may have an adverse effect on our results of operations, financial condition, or cash flows.

Our business is subject to risks associated with manufacturing equipment and infrastructure.

We convert raw materials into molded products through a manufacturing process at each production facility. A catastrophic loss of the use of all or a portion of our facilities due to accident, fire, explosion, or natural disaster, whether short or long-term, could have a material adverse effect on our business, results of operations, or financial condition.

Unexpected failures of our equipment and machinery may result in production delays, revenue loss, and significant repair costs, as well as injuries to our employees. Any interruption in production capability may require us to make large capital expenditures to remedy the situation, which could have a negative impact on our profitability and cash flows. Our business interruption insurance may not be sufficient to offset the lost revenues or increased costs that we may experience during a disruption of our operations. Because we supply our products to OEMs, a temporary or long-term business disruption could result in a permanent loss of customers. If this were to occur, our future sales levels and therefore our profitability could be materially adversely affected.

Our business is subject to risks associated with new business awards. In order to recognize profit from new business, we must accurately estimate product costs as part of the quoting process and implement effective and efficient manufacturing processes. Expected future sales from business awards may not materialize. We may not realize the sales or operating results that we anticipate from new business awards, and we may experience difficulties in meeting the production demands of new business awards.

The success of our business relies on our ability to produce products which meet the quality, performance, and price expectations of our customers. Our ability to recognize profit is largely dependent upon accurately identifying the costs associated with the manufacturing of our products and executing the manufacturing process in a cost-effective manner. All costs may not be accurately identified during the Company's quoting process and the expected level of manufacturing efficiency may not be achieved. As a result, we may not realize the anticipated operating results related to new business awards.

We will continue to pursue, and may be awarded, new business from existing or new customers. The Company may make capital investments, which may be material to the Company, in order to meet the expected production requirements of existing or new customers related to these business awards, and to support the potential production demands which may result from continued sales growth. The anticipated impact on the Company's sales and operating results related to these business awards may not materialize, as our growth could be adversely affected by many factors, including macroeconomic events such as inflation, recession, and interest rate increases, competition, and labor market shortages or regulations. Any delays or production difficulties encountered in connection with these business awards, and any change in customer demand, could adversely impact our business, results of operations, and liquidity, and the benefits we anticipate may never materialize.

We have made acquisitions and may make acquisitions in the future. We may not realize the operating results that we anticipate from these acquisitions or from acquisitions we may make in the future, and we may experience difficulties in integrating the acquired businesses or may inherit significant liabilities related to such businesses.

We explore opportunities to acquire businesses that we believe are related to our core competencies, some of which may be material to us. We expect such acquisitions will produce operating results consistent with our other operations; however, any such acquisition could fail to produce the expected operating results.

Any acquisitions, may present significant challenges for our management due to the increased time and resources required to properly integrate management, employees, information systems, accounting controls, personnel, and administrative functions of the acquired business with those of ours and to manage the combined company on a going forward basis. The diversion of management's attention and any delays or difficulties encountered in connection with the integration of these businesses could adversely impact our business, results of operations, and liquidity, and the benefits we anticipate may never materialize.

If we are unable to meet future capital requirements, our business may be adversely affected.

As we grow our business, we may have to incur significant capital expenditures. We may make capital investments to, among other things, build new or upgrade our facilities, purchase equipment, and enhance our production processes. We may not have, or be able to obtain, adequate funds to make all necessary capital expenditures when required, and the amount of future capital expenditures may be materially in excess of our anticipated or current expenditures. If we are unable to make necessary capital expenditures we may not have the capability to support our customer demands, which in turn could reduce our sales and profitability and impair our ability to satisfy our customers' expectations. In addition, even if we are able to invest sufficient resources, these investments may not generate net sales that exceed our expenses, generate any net sales at all, or result in any commercially acceptable products.

We may not achieve expected efficiencies related to the proximity of our customers' production facilities to our manufacturing facilities, or with respect to existing or future production relocation plans.

Certain facilities are located in close proximity to our customers in order to minimize both our customers' and our own costs. If any of our customers were to move or if nearby facilities are closed, that may impact our ability to remain competitive. Additionally, our competitors could build a facility that is closer to our customers' facilities which may provide them with a geographic advantage. Any of these events might require us to move closer to our customers, build new facilities, or shift production between our current facilities to meet our customers' needs, resulting in additional cost and expense.

Our products may be rendered obsolete or less attractive if there are changes in technology, regulatory requirements, or competitive processes.

Changes in technology, regulatory requirements, and competitive processes may render certain products obsolete or less attractive. Future chemical regulations may restrict our ability to manufacture products, cause us to incur substantial expenditures to comply with them, and subject us to liability for adverse environmental or health effects linked to the manufacture of our products. Failure to comply with future regulations may subject us to penalties or other enforcement actions. Our ability to anticipate changes in these areas will be a significant factor in our ability to remain competitive. If we are unable to identify or compensate for any one of these changes it may have a material adverse effect on our business, results of operations, or financial condition.

Difficulty in hiring, training, and retaining skilled labor could result in increased cost overruns, an inability to satisfy customer demands, and otherwise adversely affect our business.

We depend on skilled labor in the manufacturing of our products. High demand for skilled manufacturing labor in the United States has resulted in difficulty hiring, training, and retaining labor in a tightening labor market. Difficulties in securing skilled labor could result in increased hiring and training costs, increased overtime to meet demand, increased wage rates to attract and retain operators, and higher scrap and rework costs due to inexperienced workers which would adversely affect our business.

Financial and Accounting Risks

Fluctuations in foreign currency exchange rates could adversely affect our results of operations, cash flow, liquidity, or financial condition.

Because of our international operations, we are exposed to risk associated with value changes in foreign currencies, which may adversely affect our business. Historically, our reported net sales, earnings, cash flow, and financial condition have been subjected to fluctuations in foreign exchange rates. Our primary exchange rate exposure is with the Canadian dollar and the Mexican peso against the U.S. dollar. We believe we may experience losses from foreign currency exchange rate fluctuations, and such losses could adversely affect our sales, earnings, cash flow, liquidity, or financial condition.

Our stock price can be volatile.

Our stock price can fluctuate widely in response to a variety of factors. Factors include actual or anticipated variations in our quarterly operating results, our relatively small public float, changes in securities analysts' estimates of our future earnings, the loss of major customers, or significant business developments relating to us or our competitors, and other factors, including those described in this "Risk Factors" section. Our common stock also has a low average daily trading volume, which limits a person's ability to quickly accumulate or quickly divest themselves of large blocks of our stock. In addition, a low average trading volume can lead to significant price swings even when a relatively few number of shares are being traded.

We have incurred impairment charges in the past and we may be required to incur additional impairment charges in the future on a portion or all of the carrying value of our goodwill or other intangible assets associated with our reporting unit which may adversely affect our financial condition and results of operations.

Each year, and more frequently on an interim basis if appropriate, we are required by ASC Topic 350, "Intangibles-Goodwill and Other," to assess the carrying value of our indefinite lived intangible assets and goodwill to determine whether the carrying value of those assets is impaired. Such assessment and determination involves significant judgments to estimate the fair value of our reporting unit including estimating future cash flows, near term and long term revenue growth, and determining appropriate discount rates, among other assumptions. If operating earnings fall below forecasted operating earnings, we would perform an interim or annual goodwill impairment analysis. Should that analysis conclude that the reporting unit's fair value were to be below carrying value a goodwill impairment charge would be necessary. Any such charges could materially adversely affect our financial results in the periods in which they are recorded.

Our ability to maintain effective internal control over financial reporting may be insufficient to allow us to accurately report our financial results or prevent fraud, and this could cause our financial statements to become materially misleading and adversely affect the trading price of our common stock.

We require effective internal control over financial reporting in order to provide reasonable assurance with respect to our financial reports and to effectively prevent fraud. Internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we cannot provide reasonable assurance with respect to our financial statements and effectively prevent fraud, our financial statements could become materially misleading, which could adversely affect the trading price of our common stock.

If we are not able to maintain the adequacy of our internal control over financial reporting, including any failure to implement required new or improved controls or if we experience difficulties in their implementation, our business, financial condition, and operating results could be harmed. Any material weakness could affect investor confidence in the accuracy and completeness of our financial statements. As a result, our ability to obtain any additional financing, or additional financing on favorable terms, could be materially and adversely affected. This, in turn, could materially and adversely affect our business, financial condition, and the market value of our stock and require us to incur additional costs to improve our internal control systems and procedures. In addition, perceptions of the Company among customers, suppliers, lenders, investors, securities analysts, and others could also be adversely affected. Material weaknesses may arise in the future due to our failure to implement and maintain adequate internal control over financial reporting.

Our failure to comply with our debt covenants could have a material adverse effect on our business, financial condition, or results of operations.

The Company's credit agreements contain certain covenants. The Company's ability to borrow money and repay existing debt on scheduled terms under its existing credit agreements requires the Company to be compliant with its covenants. If a default of covenants were to occur, we may not be able to pay our debts or borrow sufficient funds, which could materially adversely affect our results of operations, financial condition, and cash flows.

Legal, Insurance, Tax and Cybersecurity Risks

Changes in the legal, regulatory, and social responses to climate change, including any possible effect on energy prices, could adversely affect our business and reduce our profitability.

Many of our products are made from a material whose manufacturing process involves the emission of carbon dioxide, a greenhouse gas that scientists have attributed as a cause of climate change. Our products require transportation from our facilities to the site where they are used, which consumes energy. Although it is uncertain at this time precisely what actions various governmental bodies will take early to address the affects of climate change and to achieve goals in response to the potential effects of climate change, various proposed legislative or regulatory initiatives related to climate changes, such as cap-and-trade systems, increased limits on emissions of greenhouse gases and fuel efficiency standards, or other measures, could in the future have a material impact on us, our customers, or the markets we serve, thereby resulting in a material adverse effect on our financial condition or results of operation. For example, customers in the transportation (automotive and truck) industry could be required to incur greater costs in order to comply with such initiatives, which could have an adverse impact on their profitability or viability. This could in turn lead to further changes in the structure of the transportation industry that could reduce demand for our products. We are also reliant on energy to manufacture our products, with our operating costs being subject to increase if energy costs rise. If new regulations would result in higher energy costs we may not be able to recover our operating cost increases through production efficiencies and price increases. Increases in energy prices for any reason (including as a result of new initiatives related to climate change) will increase our operating costs and likely reduce our profitability. Until the timing, scope and extent of any future regulation becomes known, we cannot predict its effect on our cost structure or our operating results, but it is likely our costs will increase in relation to any climate change legislation and regulation concerning greenhouse gases, which could have an adverse effect on our future financial position, results of operations or cash flows.

In addition, changes in weather severity may result in sufficient insurance availability to be limited or the price of insurance to materially increase. The Company, its suppliers and customers are located in areas that may be subject to damage or disruption due to changes in weather severity (i.e. floods, hurricanes, fires, etc.). Although the Company maintains property and business interruption insurance, damage from a weather event or disruption in the supply chain or customer demand may not be fully covered by our insurance and could cause a material adverse impact on our business. Disruption in our supply chain could also have an adverse effect on our ability to manufacture and deliver our products on a timely basis, and thereby affect our results of operations. Thus, any supply chain disruption, however small, could potentially cause the complete shutdown of an assembly line of one of our customers, and any such shutdown could expose us to claims for compensation. If the Company is unable to obtain sufficient insurance coverage or the cost of insurance materially increases, the Company's financial condition and results of operation could be materially impacted.

We may be subject to product liability claims, recalls or warranty claims, which could have a material adverse effect on our business, results of operations, or financial condition.

As a components supplier to OEMs, we face a business risk of exposure to product liability claims in the event that our products malfunction and result in personal injury or death. Product liability claims could result in significant losses as a result of expenses incurred in defending claims or the award of damages. In addition, we may be required to participate in recalls involving components sold by us if any prove to be defective, or we may voluntarily initiate a recall or make payments related to such claims in order to maintain positive customer relationships. While we do maintain product liability insurance, it may not be sufficient to cover all product liability claims, and as a result, any product liability claim brought against us could have a material adverse effect on our results of operations. Further, we warrant the quality of our products under limited warranties, and as such, we are subject to risk of warranty claims in the event that our products do not conform to our customers' specifications. Such warranty claims may result in costly product recalls, significant repair costs, and damage to our reputation, all of which would adversely affect our results of operations.

Our insurance coverage may be inadequate to protect against the potential hazards to our business.

We maintain property, business interruption, stop loss for health care and workers' compensation, director and officer, product liability, cyber, and casualty insurance coverage, but such insurance may not provide adequate coverage against potential claims, including losses resulting from war risks, terrorist acts, or product liability claims relating to products we manufacture. Consistent with market conditions in the insurance industry, premiums and deductibles for some of our insurance policies have been increasing and may continue to increase in the future. In some instances, some types of insurance may become available only for reduced amounts of coverage, if at all. In addition, our insurers may challenge coverage for certain claims. If we were to incur a significant liability for which we were not fully insured or that our insurers disputed, it could have a material adverse effect on our financial position.

We are subject to environmental, occupational health and safety rules and regulations that may require us to make substantial expenditures or expose us to financial or other obligations including substantial damages, penalties, fines, civil or criminal sanctions, and remediation costs that could adversely affect our results.

Our operations, facilities, and personnel are subject to extensive and evolving laws and regulations pertaining to air emissions, wastewater discharges, the handling and disposal of solid and hazardous materials and wastes, health and safety, the investigation and remediation of contamination, and the protection of the environment and natural resources. It is difficult to predict the future interpretations and developments of environmental and health and safety laws and regulations or their impact on our future results and cash flows. Continued compliance could result in significant increases in capital expenditures and operating costs. In addition, we may be exposed to obligations or involved from time to time in administrative or legal proceedings relating to environmental, health and safety or other regulatory matters, and may incur financial and other obligations relating to such matters.

Certain senior management employees have entered into potentially costly severance arrangements with us if terminated by the employee for good reason.

We have entered into executive employment agreements with executive officers that provide for significant severance payments in the event such employee's employment with us is terminated by the employee for good reason (as defined in the employment agreement). Good reason includes one or more of the following occurring in the ordinary course of business or within one year of a change in control: (i) a material reduction in base salary, (ii) a material diminution in the executive's position and/or duties, (iii) a material breach of the employment agreement by the person or other entity then controlling the Company, or (iv) a disavowal of the employment agreement by the person or other entity then controlling the Company. A change in control occurs when (a) one Person (as defined in the employment agreement), or more than one Person acting as a group, acquires ownership of stock of the Company that, together with the stock held by such Person or group, constitutes more than 50% of the total fair market value or total voting power of the stock of the Company, (b) a majority of the members of the Company's Board of Directors are replaced during any twelve-month period by directors whose appointment or election is not endorsed by a majority of the Board before the date of appointment or election, or (c) the sale of all or substantially all of the Company's assets. These agreements would make it costly for the employment of certain of our senior management employees to be terminated and such costs may also discourage potential acquisition proposals, which may negatively affect our stock price.

Our provision for income tax, adverse tax audits, or changes in tax policy could have an adverse effect on our business, financial condition, and results of operations.

We are subject to income taxes in the United States, Mexico, and Canada. Our provision for income taxes and cash flow related to taxes may be negatively impacted by: (1) changes in the mix of earnings taxable in jurisdictions with different statutory rates, (2) changes in tax laws and accounting principles, (3) changes in the valuation of our deferred tax assets and liabilities, (4) discovery of new information during the course of tax return preparation, (5) increases in nondeductible expenses, or (6) being subject to include foreign income in the United States as part of the GILTI tax provision.

Tax audits may also negatively impact our business, financial condition, and results of operations. We are subject to continued examination of our income tax returns, and tax authorities may disagree with our tax positions and assess additional tax. We regularly evaluate the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. Outcomes from examinations may have a negative impact on our future financial condition and operating results.

Cybersecurity attacks may threaten our confidential information, disrupt operations and result in harm to our reputation and adversely impact our business and financial performance.

Cybersecurity attacks across industries, including ours, are increasing in sophistication and frequency and may range from uncoordinated individual attempts to measures targeted specifically at us. These attacks include but are not limited to, malicious software or viruses, attempts to gain unauthorized access to, or otherwise disrupt, our information systems, attempts to gain unauthorized access to business, proprietary or other confidential information, and other electronic security breaches that could lead to disruptions in critical systems, unauthorized release of confidential or otherwise protected information and corruption of data. Cybersecurity failures may be caused by employee error, malfeasance, system errors or vulnerabilities, including vulnerabilities of our vendors, suppliers, and their products. We have been subject to cybersecurity attacks in the past. Based on information known to date, past attacks have not had a material impact on our financial condition or results of operations. We may experience such attacks in the future, potentially with more frequency or sophistication.

In the conduct of our business, we collect, use, transmit and store data on information systems, which are vulnerable to disruption and an increasing threat of continually evolving cybersecurity risks. Failures of our IT systems as a result of cybersecurity attacks or other disruptions could result in a breach of critical operational or financial controls and lead to a disruption of our operations, commercial activities or financial processes. Cybersecurity attacks or other disruptions impacting significant customers and/or suppliers could also lead to a disruption of our operations or commercial activities. Despite our attempts to implement safeguards on our systems and mitigate potential risks, our actions may not be sufficient to prevent cyberattacks or security breaches that manipulate or improperly use our systems or networks, compromise confidential or otherwise protected information, destroy or corrupt data, or otherwise disrupt our operations. The occurrence of such events could have a material adverse effect on our business financial condition and results of operations.

Risks Related to Economic Conditions

The ongoing COVID-19 pandemic has adversely impacted our business and the COVID-19 pandemic or similar public health crises could, in the future, have a material adverse impact on our business, results of operation, financial condition and liquidity, the nature and extent of which is highly uncertain.

The COVID-19 pandemic has caused, and continues to cause volatility in the global economy, the automotive industry and our business, resulting in increased economic, demand and operational uncertainty. We have global operations, customers and suppliers in countries impacted by COVID-19 where there are numerous uncertainties, including the duration and severity of the pandemic, the impact of the spread of new and existing variants of the virus, and the related macroeconomic impacts, including labor shortages, high inflation rates or other disruptions to our supply chain. The increased demand for imported goods driven by a shift in consumer spending has also stressed the global supply chain, from factory production capacity to transportation availability. Our suppliers could fail to deliver product in a timely manner as a result of disruption to the global supply chain due to the ongoing COVID-19 pandemic, which could materially interrupt our business operations and/or impact our liquidity.

Authorities around the world have taken a variety of measures to slow the spread of COVID-19, including travel bans or restrictions, increased border controls or closures, quarantines, shelter-in-place orders, business shutdowns and such authorities may impose additional restrictions. We have also taken actions to protect our employees and to mitigate the spread of COVID-19, including embracing guidelines set by the World Health Organization and the Centers for Disease Control and Prevention on social distancing, good hygiene, restrictions on employee travel and in-person meetings, and changes to employee work arrangements including remote work arrangements where feasible. The actions taken around the world to slow the spread of COVID-19 have also impacted our customers and suppliers, and future developments could cause further disruptions to the Company due to the interconnected nature of our business relationships. The extent to which COVID-19, or any other similar public health crisis, will impact our ongoing business, results of operations, financial condition or liquidity is highly uncertain and will depend on future developments, including the control of the spread of the virus, spread of new strains of the virus, additional actions taken by governmental authorities, and the ability to vaccinate the general population.

Economic conditions and disruptions in the financial markets could have an adverse effect on our business, financial condition, and results of operations.

Disruptions in the financial markets could have a material adverse effect on our liquidity and financial condition if our ability to borrow money were to be impaired. Disruptions in the financial markets may also have a material adverse impact on the availability and cost of credit in the future. Our ability to pay our debt or refinance our obligations will depend on our future performance, which could be affected by, among other things, prevailing economic conditions. Disruptions in the financial markets may also have an adverse effect on the U.S. and world economies, which would have a negative impact on demand for our products. In addition, tightening of credit markets may have an adverse impact on our customers' ability to finance the sale of new trucks or our suppliers' ability to provide us with raw materials, either of which could adversely affect our business and results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Core Molding Technologies has its headquarters in Columbus, Ohio, and operates six production facilities in three countries, United States, Canada and Mexico. Four of the production facilities are owned and the remaining two are leased. We consider our properties to generally be in good condition, well maintained, and suitable and adequate to meet our business requirements for the foreseeable future. We do not anticipate difficulty in renewing existing leases as they expire or in finding alternative facilities. All owned facilities are subject to liens securing the Company's obligations under our revolving and term loans as described in *Note 9, Debt* to the Consolidated Financial Statements included herein.

ITEM 3. LEGAL PROCEEDINGS

From time to time, the Company is involved in litigation incidental to the conduct of its business. The Company is not aware of any material pending legal proceedings to which the Company or any of its subsidiaries is a party or of which any of their property is the subject.

ITEM 4. MINE SAFETY DISCLOSURE

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASE OF EQUITY SECURITIES

The Company's common stock is traded on the NYSE American LLC under the symbol "CMT". The Company's common stock was held by 331 holders of record on March 13, 2023.

The table below sets forth the high and low sale prices of the Company stock for each full quarterly period within the two most recent fiscal years for which such stock was traded.

Core Molding Technologies, Inc.		High		Low
Fourth Quarter	2022	$	13.00	$	8.74
Third Quarter	2022		13.60		8.50
Second Quarter	2022		11.36		8.89
First Quarter	2022		11.51		7.96
Fourth Quarter	2021	$	12.00	$	8.16
Third Quarter	2021		17.35		11.41
Second Quarter	2021		16.00		11.01
First Quarter	2021		14.92		11.08

We repurchased 48,285 shares of our common stock during the year ended December 31, 2022. All stock was purchased to satisfy tax withholding obligations upon vesting of restricted stock awards. Details of the repurchases of our common stock during the three months ended December 31, 2022, are included in the following table:

Period	Total number of shares purchased	Average price paid per share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number that May Yet be Purchased Under the Plans or Programs
October 1 to 31, 2022	—	$ —	—	—
November 1 to 30, 2022	—	—	—	—
December 1 to 31, 2022	—	—	—	—
Total	—	$ —	—	—

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

DESCRIPTION OF THE COMPANY

Core Molding Technologies and its subsidiaries operate in the engineered materials market as one operating segment as a molder of thermoplastic and thermoset structural products. During the year ended December 31, 2022 the Company's operating segment consisted of one component reporting unit. The Company produces and sells molded products for varied markets, including medium and heavy-duty trucks, power sports, building products, industrial and utilities and other commercial markets. Core Molding Technologies has its headquarters in Columbus, Ohio, and operates six production facilities in the United States, Canada and Mexico.

BUSINESS OVERVIEW

General

The Company's business and operating results are directly affected by changes in overall customer demand, operational costs, and performance and leverage of our fixed cost and selling, general and administrative ("SG&A") infrastructure.

Product sales fluctuate in response to several factors including many that are beyond the Company's control, such as general economic conditions, interest rates, government regulations, consumer spending, labor availability, and our customers' production rates and inventory levels. Product sales consist of demand from customers in many different markets with different levels of cyclicality and seasonality. The Company's largest market, North American truck, which is highly cyclical, accounted for 45%, 41%, and 43% of the Company's product revenue for the years ended December 31, 2022, 2021, and 2020, respectively.

Operating performance is dependent on the Company's ability to manage changes in input costs for items such as raw materials, labor, and overhead operating costs. The Company has certain contractual commitments that restrict its ability to pass through changes in input costs to certain customers. As a result, during periods of significant increases or decreases in input costs operating results may be impacted.

Performance is also affected by manufacturing efficiencies, including items such as on time delivery, quality, scrap, and productivity. Market factors of supply and demand can impact operating costs. In periods of rapid increases or decreases in customer demand, the Company is required to ramp operational activity up or down quickly, which may impact manufacturing efficiencies more than in periods of steady demand.

Operating performance is also dependent on the Company's ability to effectively launch new customer programs, which are typically extremely complex in nature. The start of production of a new program is the result of a process of developing new molds and assembly equipment, validation testing, manufacturing process design, development and testing, along with training and often hiring employees. Meeting the targeted levels of manufacturing efficiency for new programs usually occurs over time as the Company gains experience with new tools and processes. Therefore, during a new program launch period, start-up costs and inefficiencies can affect operating results.

Business Outlook

Looking forward, based on industry analyst projections, customers' forecasts, price changes and anticipated new program launches offset by programs reaching end of life, the Company expects revenues for 2023 to be flat to slightly higher than 2022. The most significant impact to changes in revenues in 2023 compared to 2022 are expected from projected increases in medium and heavy-duty truck due to full year impact of 2022 program launches and price increases partially offset by expected decreases in the building products market. The Company will continue to monitor customer projections for impacts of ongoing monetary tightening conditions in North America.

The Company experienced raw material price stabilization in the later part of 2022 for most of the Company's significant raw materials and anticipates raw material prices to remain stable in 2023 at elevated levels above historic raw material cost levels. The Company experienced lower commodity resin prices in 2022 as compared to 2021, but those costs have stabilized and the Company anticipates those costs will remain flat for 2023.

Labor markets in Company locations have stabilized although wage rates remain elevated and pressure on wage rates is expected to continue in 2023. If labor costs continue to increase, the Company will continue to pursue customer price increases, where such increases will not have a significant negative impact on demand.

2022 compared to 2021

Net sales for the years ended December 31, 2022 and 2021 totaled $377,376,000 and $307,483,000, respectively. Included in total sales were tooling project sales of $18,675,000 and $23,458,000 for the years ended December 31, 2022 and 2021, respectively. These sales are sporadic in nature and fluctuate in regard to scope and related revenue on a period-to-period basis. Product sales, excluding tooling project sales, for the year ended December 31, 2022 were $358,701,000 compared to $284,025,000 for the same period in 2021. The increase in sales is primarily the result of higher demand from the heavy-duty truck and power sports industries, price increases related to the recoupment of raw material inflation costs, and launch of new programs.

The Company's product sales for the year ended December 31, 2022 compared to the same period of 2021 by market are as follows (in thousands):

	2022	2021
Medium and heavy-duty truck	$ 158,649	$114,805
Power sports	84,727	60,230
Building products	41,038	44,981
Industrial and utilities	27,988	27,227
All other	46,299	36,782
Net product revenue	$ 358,701	$284,025

Gross margin was approximately 13.9% of sales for the year ended December 31, 2022, compared with 13.4% for the year ended December 31, 2021. The gross margin percentage increase was due to net changes in selling price and raw material cost of 2.5% and higher fixed cost leverage of 0.8% offset by unfavorable product mix and production inefficiencies of 2.8%.

Selling, general and administrative expense ("SG&A") totaled $34,399,000 for the year ended December 31, 2022, compared to $30,276,000 in 2021. Included in selling, general and administrative ("SG&A") for the year ended December 31, 2021 are closure costs of $2,027,000 related to the manufacturing facility in Batavia, Ohio. Excluding closing costs, remaining SG&A costs for the year ended December 31, 2021 totaled $28,249,000. The increase in SG&A expense primarily resulted from higher labor and benefit costs of $2,112,000, higher bonus of $1,096,000, higher professional fees of $1,296,000 and higher travel costs of $374,000.

During the year ended December 31, 2022, the Company refinanced its existing credit facility. As a result, the Company recorded one-time losses of $1,234,000 from writing off outstanding deferred loan costs and $348,000 from prepayment fees associated with the repayment of the FGI Term Loan.

Interest expense totaled $1,960,000 for the year ended December 31, 2022, compared to interest expense of $2,311,000 for the year ended December 31, 2021. The decrease in interest expense was primarily due to lower interest rates resulting from the Company refinancing its credit facility during 2022, when compared to 2021.

Income tax expense was approximately $2,382,000, or 16.3% of total income before income taxes for the year ended December 31, 2022. The Company's income tax expense for the year ended December 31, 2022 includes statutory foreign tax expense from foreign taxable income offset by tax benefits from tax losses in the United States. Income tax expense for the year ended December 31, 2022, also includes a valuation allowance reversal of $2,363,000 related to deferred tax assets related to the federal jurisdiction in the United States. Income tax expense for the year ended December 31, 2021 was

$4,248,000 and includes statutory foreign tax expense from foreign taxable income offset by tax benefits, net of valuation allowances, for tax losses in the United States.

The Company recorded net income for 2022 of $12,203,000 or $1.44 per basic and diluted share, compared with net income of $4,671,000 or $0.55 per basic and diluted share for 2021.

Comprehensive income totaled $14,181,000 in 2022, compared with comprehensive income of $4,371,000 in 2021. The increase was primarily related to an increase in net income of $7,532,000 and a net increase in post retirement benefit plan adjustments of $1,732,000.

2021 Compared to 2020
Net sales for the years ended December 31, 2021 and 2020 totaled $307,483,000 and $222,356,000, respectively. Included in total sales were tooling project sales of $23,458,000 and $11,776,000 for the years ended December 31, 2021 and 2020, respectively. These sales are sporadic in nature and fluctuate in regard to scope and related revenue on a period-to-period basis. Product sales, excluding tooling project sales, for the year ended December 31, 2021 were $284,025,000 compared to $210,580,000 for the same period in 2020. The increase in sales is primarily the result of higher demand from the heavy-duty truck, power sports, and consumer product markets and the recoupment of raw material inflation costs.

The Company's product sales for the year ended December 31, 2021 compared to the same period of 2020 by market are as follows (in thousands):

	2021	2020
Medium and heavy-duty truck	$ 114,805	$ 91,078
Power sports	60,230	35,226
Building products	44,981	41,026
Industrial and utilities	27,227	16,400
All other	36,782	26,850
Net product revenue	$ 284,025	$210,580

Gross margin was approximately 13.4% of sales for the year ended December 31, 2021, compared with 15.5% for the year ended December 31, 2020. The gross margin percentage decrease was due to net changes in selling price and raw material cost of 4.8% offset by favorable product mix and production efficiencies of 0.5% and higher fixed cost leverage of 2.3%.

Included in selling, general and administrative ("SG&A") for the year ended December 31, 2021 are closure costs of $2,027,000 related to the manufacturing facility in Batavia, Ohio. Excluding closing costs, remaining SG&A costs for the year ended December 31, 2021 totaled $28,249,000, compared to $24,084,000 in 2020. The increase in SG&A expense primarily resulted from higher labor and benefit costs of $1,355,000, insurance costs of $505,000 and higher travel costs of $233,000. SG&A expenses for the year ended December 31, 2020 were favorably impacted from COVID-19 related government subsidies of $1,416,000, which the Company did not receive in 2021.

Interest expense totaled $2,311,000 for the year ended December 31, 2021, compared to interest expense of $5,923,000 for the year ended December 31, 2020. The decrease in interest expense was primarily due to incurring for the year ended December 31, 2020 a loss on termination of interest rate swaps of $1,253,000 and a one-time expense related to the deferred loan costs for the debt refinancing of $583,000. As a result of restructuring of the Company's debt in 2020, the Company has lower average outstanding debt balance and lower interest rates during the year ended 2021, when compared to 2020.

Income tax expense was approximately $4,248,000 of total income before income taxes for the year ended December 31, 2021. The Company's income tax expense for the year ended December 31, 2021 includes statutory foreign tax expense from foreign taxable income offset by tax benefits, net of valuation allowances, for tax losses in the United States. Income tax benefit for the year ended December 31, 2020 was $3,618,000 and includes net valuation allowance change of $2,074,000 and a rate benefit of $3,205,000 based on losses being carried back to years where the Company paid tax at 34% compared to the valuation of the losses being recorded at the 21% current U.S. statutory tax rate.

The Company recorded net income for 2021 of $4,671,000 or $0.55 per basic and diluted share, compared with net income of $8,165,000 or $0.98 per basic and diluted share for 2020.

Comprehensive income totaled $4,371,000 in 2021, compared to a comprehensive income of $8,170,000 in 2020. The decrease was primarily related to a decrease in net income of $3,494,000 and a net decrease in hedging activities of $191,000.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

The Company's primary sources of funds have been cash generated from operating activities and borrowings from third parties. Primary cash requirements are for operating expenses, capital expenditures, repayments of debt, and acquisitions. The Company from time to time will enter into foreign exchange contracts and interest rate swaps to mitigate risk of foreign exchange and interest rate volatility. As of December 31, 2022, the Company had outstanding foreign exchange contracts and interest rate swaps with notional amounts totaling $13,851,000 and $24,479,000, respectively. At December 31, 2021, the Company had no outstanding foreign exchange contracts and no outstanding interest rate swaps.

Cash provided by operating activities totaled $18,982,000 for the year ended December 31, 2022. Net income of $12,203,000 positively impacted operating cash flows. Non-cash deductions included in net income from depreciation and amortization and share based compensation amounted to $11,884,000 and $2,329,000, respectively, positively impacted cash flows. Non-cash increases included in net income from deferred income taxes of $3,469,000 and an increase in working capital of $5,595,000 resulted in a decrease in cash. The decrease in cash from working capital was primarily related to net changes in accounts receivable and other accrued expenses, offset by net changes in accounts payable and inventory.

Cash used in investing activities totaled $16,588,000 for the year ended December 31, 2022, primarily related to purchases of property, plant and equipment for additional capacity, automation, new programs and equipment improvements at the Company's production facilities. Included in the $16,588,000 is approximately $8,800,000 of capacity expansion and automation investment. The Company anticipates spending approximately $13,000,000 on property, plant and equipment purchases for all of the Company's operations for the year ended December 31, 2023. The Company plans on using cash from operations and its revolving line of credit and revolving capex line of credit to finance capital expenditures. At December 31, 2022, purchase commitments for capital expenditures in progress were approximately $2,812,000.

Cash used in financing activities totaled $4,357,000 for the year ended December 31, 2022. Cash activity primarily consisted of repayments of principal on outstanding term loans of $25,913,000 and net repayments of revolving loans of $2,560,000, offset by proceeds from the Company's new credit facility with Huntington National Bank of $25,000,000. The Company's deposit with FGI of $1,200,000 was utilized to repay long-term debt.

At December 31, 2022, the Company had $4,183,000 of cash on hand, an available revolving line of credit of $23,136,000 and capex line of credit of $25,000,000. If a material adverse change in the financial position of the Company should occur, or if actual sales or expenses are substantially different than what has been forecasted, the Company's liquidity and ability to obtain further financing to fund future operating and capital requirements could be negatively impacted.

Management believes cash on hand, cash flow from operating activities and available borrowings under the Company's credit agreement will be sufficient to meet the Company's current liquidity needs.

Huntington Credit Agreement

On July 22, 2022, the Company entered into a credit agreement (the "Huntington Credit Agreement") with The Huntington National Bank ("Huntington"), as the sole lender, administrative agent, lead arranger and book runner, and the lenders from time to time thereto. Pursuant to the terms of the Huntington Credit Agreement, Huntington made available to the Company secured loans (the "Huntington Loans") in the maximum aggregate principal amount of $75,000,000 ($38,689,000 of which was advanced to the Company on July 22, 2022), comprised of three $25,000,000 commitments: a term loan commitment, a CapEx loan commitment, and a revolving loan commitment.

The initial proceeds from the Huntington Credit Agreement were used in part to (i) repay all existing outstanding indebtedness of the Company owing to Wells Fargo Bank, National Association, and FGI Equipment Finance LLC ("FGI") and (ii) pay certain fees and expenses associated with entering the Huntington Credit Agreement.

At the option of the Company, the Huntington Loans shall be comprised of Alternative Base Rate (ABR) Loans or Secure Overnight Financing Rate (SOFR) Loans.

ABR Loans bear interest at a per annum rate equal to ABR plus a margin of 280 to 330 basis points determined based on the Company's leverage ratio. ABR is the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Rate in effect on such day plus 0.50% per annum and (c) Daily Simple SOFR for such day (taking into account any floor set forth in the definition of "Daily Simple SOFR") plus 1.00% per annum; provided, that if the ABR shall be less than 0.00%, then ABR shall be deemed to be 0.00%.

SOFR Loans bear interest at a per annum rate equal to Daily Simple SOFR plus a margin of 180 to 230 basis points determined based on the Company's leverage ratio. Daily Simple SOFR means, for any day (a "SOFR Rate Day"), a rate per annum equal to the greater of (a) SOFR for the day (such day, the "SOFR Determination Date") that is five (5) U.S. Government Securities Business Days prior to (i) if such SOFR Rate Day is a U.S. Government Securities Business Day, such SOFR Rate Day or (ii) if such SOFR Rate Day is not a U.S. Government Securities Business Day, the U.S. Government Securities Business Day immediately preceding such SOFR Rate Day, in each case, as such SOFR is published by the SOFR Administrator on the SOFR Administrator's Website, and (b) 0.00%.

The Company's obligations under the Huntington Credit Agreement are secured by all of the U.S. and Canadian assets of the Company, including all of its equity interests in each of the Company's U.S. and Canadian subsidiaries and 65% of the Company's equity interest in its Mexican subsidiaries, and are unconditionally guaranteed by certain subsidiaries of the Company.

The Huntington Credit Agreement contains certain customary representations and warranties, conditions, affirmative and negative covenants and events of default. The Company is in compliance with such covenants as of December 31, 2022.

Voluntary prepayments of amounts outstanding under the Huntington Loans are permitted at any time without premium or penalty.

The interest rate for the Huntington Revolving Loan and Huntington Term Loan was 6.12% and 6.10% as of December 31, 2022, respectively.

In connection with the credit agreement, the Company incurred debt origination fees of $402,000 related to the Huntington Credit Agreement, which is being amortized over the life of the Credit Agreement. The aggregate unamortized deferred financing fees as of December 31, 2022 totaled $370,000.

Huntington Term Loan

Pursuant to the terms of the Huntington Credit Agreement, Huntington made available to the Company a Term Loan commitment (the "Huntington Term Loan") of $25,000,000 ($25,000,000 of which was advanced to the Company on July 22, 2022). The Huntington Term Loan is to be repaid in monthly installments beginning August 2022 of $104,000 per month for the first 24 months, $156,000 per month for the next 24 months, $208,000 for the next 12 months and the remaining balance to be paid on July 22, 2027.

Huntington Capex Loan

Pursuant to the terms of the Huntington Credit Agreement, Huntington made available to the Company secured Capex loan (the "Huntington Capex Loan") in the maximum aggregate principal amount of $25,000,000 (none of which was advanced to the Company on July 22, 2022 and through December 31, 2022). Proceeds of the Huntington Capex Loan will be used to finance the ongoing capital expenditure needs of the Company.

Any borrowings from the Huntington Capex Loan will be converted to new term loans annually each February, beginning February 2025, and will have monthly principal repayments based on a sixty-month amortization period with all amounts outstanding on the Huntington Capex Loan being fully due on July 22, 2027.

Huntington Revolving Loan

Pursuant to the terms of the Huntington Credit Agreement, Huntington made available to the Company a revolving loan commitment (the "Huntington Revolving Loan") of $25,000,000 ($13,689,000 of which was advanced to the Company on July 22, 2022). The Company has $25,000,000 of available revolving loans of which $1,864,000 is outstanding as of December 31, 2022.

The Huntington Credit Agreement makes available to the Company a revolving commitment in the maximum amount of $25,000,000 at the Company's option at any time during the five-year period following the closing. The revolving loan commitment terminates, and all outstanding borrowings thereunder must be repaid on July 22, 2027.

Leaf Capital Funding

On April 24, 2020 the Company entered into a finance agreement with Leaf Capital Funding of $175,000 for equipment. The parties agreed to a fixed interest rate of 5.50% and a term of 60 months.

Wells Fargo Loan

On December 31, 2021, the Company had term loans (the "WF Term Loans") and a revolving loan (the "WF Revolving loan") with Wells Fargo Bank, National Association, with balances of $13,992,000 and $4,424,000, respectively. The Company's term and revolving loans had variable interest rates on December 31, 2021 of 3.77% and 4.25%, respectively. On July 22, 2022, all existing outstanding indebtedness of the Company owed to Wells Fargo Bank, National Association was repaid in full as part of the Huntington Credit Agreement.

FGI Equipment Finance LLC Term Loan

On December 31, 2021, the Company had a term loan (the "FGI Term Loan"), evidenced by a promissory note (the "FGI Note") with FGI, with a balance of $12,561,000. The Company's term loan had a fixed interest rate of 8.25% at December 31, 2021. On July 22, 2022, all existing outstanding indebtedness of the Company owed to FGI was repaid in full as part of the Huntington Credit Agreement.

At December 31, 2022, the company recorded losses of $1,234,000 from writing off outstanding deferred loan costs and approximately $348,000 from prepayment fees associated with the FGI Term Loan.

Interest Rate Swap Agreement

The Company entered into an interest rate swap agreement that became effective July 22, 2022 and continues through July 2027, which was designed as a cash flow hedge for an initial aggregate amount of $25,000,000 of the Huntington Term Loan. Under this agreement, the Company will pay a fixed SOFR rate of 2.95% to the swap counterparty in exchange for the Term Loans daily variable SOFR. The fair value of the interest rate swap was an asset of $765,000 at December 31, 2022.

Shelf Registration

On December 11, 2020 the Company filed a universal shelf Registration Statement on Form S-3 (the "Registration Statement") with the SEC in accordance with the Securities Act of 1933, as amended, which became effective on December 16, 2020. The Registration Statement replaces an existing shelf Registration Statement which expired on November 14, 2020. The Registration Statement registered common stock, preferred stock, debt securities, warrants, depositary shares, rights, units, and any combination of the foregoing, for a maximum aggregate offering price of up to $50 million, which may be sold from time to time. The terms of any securities offered under the Registration Statement and intended use of proceeds will be established at the times of the offerings and will be described in prospectus supplements filed with the SEC at the times of the offerings. The Registration Statement has a three-year term.

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET TRANSACTIONS

The Company has the following minimum commitments under contractual obligations, including purchase obligations, as defined by the SEC. A "purchase obligation" is defined as an agreement to purchase goods or services that is enforceable and legally binding on the Company and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. Other long-term liabilities are defined as long-term liabilities that are reflected on the Company's balance sheet under accounting principles generally accepted in the United States. Based on this definition, the table below includes only those contracts which include fixed or minimum obligations. It does not include normal purchases, which are made in the ordinary course of business.

The following table provides aggregated information about the maturities of contractual obligations and other long-term liabilities as of December 31, 2022:

	2023	2024	2025	2026	2027 and after	Total
Long-term debt	$ 1,286,000	$ 1,549,000	$ 1,885,000	$ 2,135,000	$ 17,709,000	$ 24,564,000
Interest[A]	1,134,000	1,066,000	980,000	891,000	596,000	4,667,000
Operating lease obligations	1,716,000	1,722,000	1,065,000	979,000	189,000	5,671,000
Contractual commitments for capital expenditures	2,812,000	—	—	—	—	2,812,000
Post retirement benefits	1,434,000	413,000	421,000	436,000	3,921,000	6,625,000
Total	$ 8,382,000	$ 4,750,000	$ 4,351,000	$ 4,441,000	$ 22,415,000	$ 44,339,000

[A]Estimated future interest payments based on the effective interest rate as of December 31, 2022.

As of December 31, 2022 and 2021, the Company had no significant off-balance sheet arrangements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's Discussion and Analysis of Financial Condition and Results of Operations discuss the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to accounts receivable, inventories, goodwill and other long-lived assets, self-insurance, post retirement benefits, revenue recognition and income taxes. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Accounts Receivable Allowances
Management maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company has determined that a no allowance for doubtful accounts is needed at December 31, 2022 and $90,000 at December 31, 2021. Management also records estimates for customer returns and deductions, discounts offered to customers, and for price adjustments. Should customer returns and deductions, discounts, and price adjustments fluctuate from the estimated amounts, additional allowances may be required. The Company had an allowance for estimated chargebacks of $502,000 at December 31, 2022 and $222,000 at December 31, 2021. There have been no material changes in the methodology of these calculations.

Inventories

Inventories, which include material, labor and manufacturing overhead, are valued at the lower of cost or net realizable value. The inventories are accounted for using the first-in, first-out (FIFO) method of determining inventory costs. Inventory quantities on-hand are regularly reviewed, and where necessary, provisions for excess and obsolete inventory are recorded based on historical and anticipated usage. The Company has recorded an allowance for slow moving and obsolete inventory of $433,000 at December 31, 2022 and $362,000 at December 31, 2021.

Long-Lived Assets

Long-lived assets consist primarily of property, plant and equipment and finite-lived intangibles. The recoverability of long-lived assets is evaluated by an analysis of operating results and consideration of other significant events or changes in the business environment. The Company evaluates, whether impairment exists for long-lived assets on the basis of undiscounted expected future cash flows from operations before interest. There was no impairment of the Company's long-lived assets for the years ended December 31, 2022, 2021, and 2020.

Goodwill

The purchase consideration of acquired businesses have been allocated to the assets and liabilities acquired based on the estimated fair values on the respective acquisition dates. Based on these values, the excess purchase consideration over the fair value of the net assets acquired was allocated to goodwill. The Company accounts for goodwill in accordance with FASB ASC Topic 350, *Intangibles - Goodwill and Other*. FASB ASC Topic 350 prohibits the amortization of goodwill and requires these assets be reviewed for impairment at the reporting unit level.

The annual impairment tests of goodwill may be completed through qualitative assessments; however the Company may elect to bypass the qualitative assessment and proceed directly to a quantitative impairment test for the reporting unit in any period. The Company may resume the qualitative assessment for the reporting unit in any subsequent period.

Under a qualitative and quantitative approach, the impairment test for goodwill consists of an assessment of whether it is more-likely-than-not that the reporting unit's fair value is less than its carrying amount. As part of the qualitative assessment, the Company considers relevant events and circumstances that affect the fair value or carrying amount of the Company. Such events and circumstances could include changes in economic conditions, industry and market conditions, cost factors, overall financial performance, reporting unit specific events and capital markets pricing. The Company places more weight on the events and circumstances that most affect the Company's fair value or carrying amount. These factors are all considered by management in reaching its conclusion about whether to perform step one of the impairment test. If the Company elects to bypass the qualitative assessment for the reporting unit, or if a qualitative assessment indicates it is more-likely-than-not that the estimated carrying value of the reporting unit exceeds its fair value, the Company proceeds to a quantitative approach.

The Company performed a qualitative analysis for the years end December 31, 2022, 2021 and 2020, and determined there was no impairment of the Company's goodwill.

Self-Insurance

The Company is self-insured with respect to Columbus, Ohio; Gaffney, South Carolina; Winona, Minnesota; and Brownsville, Texas for medical, dental and vision claims and Columbus, Ohio for workers' compensation claims, all of which are subject to stop-loss insurance thresholds. The Company is also self-insured for dental and vision with respect to its Cobourg, Canada location. The Company has recorded an estimated liability for self-insured medical, dental and vision claims incurred but not reported and worker's compensation claims incurred but not reported at December 31, 2022 and December 31, 2021 of $889,000 and $916,000, respectively, included within the Other Current Liabilities on the Company's Consolidated Balance Sheets.

Post-Retirement Benefits

Management records an accrual for post retirement costs associated with the health care plan sponsored by the Company for certain retirees. Should actual results differ from the assumptions used to determine the reserves, additional provisions may be required. In particular, increases in future healthcare costs above the assumptions could have an adverse effect on the

Company's operations. The effect of a change in healthcare costs is described in *Note 12 - Post Retirement Benefits*. Core Molding Technologies had a liability for post retirement healthcare benefits based on actuarially computed estimates of $6,625,000 at December 31, 2022 and $9,080,000 at December 31, 2021.

Revenue Recognition

The Company historically has recognized revenue from two streams, product revenue and tooling revenue. Product revenue is earned from the manufacture and sale of sheet molding compound and thermoset and thermoplastic products. Revenue from product sales is generally recognized as products are shipped, as the Company transfers control to the customer and is entitled to payment upon shipment. In certain circumstances, the Company recognizes revenue from product sales when products are produced and the customer takes control at our production facility.

Tooling revenue is earned from manufacturing multiple tools, molds and assembly equipment as part of a tooling program for a customer. Given that the Company is providing a significant service of producing highly interdependent component parts of the tooling program, each tooling program consists of a single performance obligation to provide the customer the capability to produce a single product. Based on the arrangement with the customer, the Company recognizes revenue either at a point in time or over time. When the Company does not have an enforceable right to payment, the Company recognizes tooling revenue at a point in time. In such cases, the Company recognizes revenue upon customer acceptance, which is when the customer has legal title to the tools.

Certain tooling programs include an enforceable right to payment. In those cases, the Company recognizes revenue over time based on the extent of progress towards completion of its performance obligation. The Company uses a cost-to-cost measure of progress for such contracts because it best depicts the transfer of value to the customer and also correlates with the amount of consideration to which the entity expects to be entitled in exchange for transferring the promised goods or services to the customer. Under the cost-to-cost measure of progress, progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenues are recorded proportionally as costs are incurred.

Income Taxes

The Company evaluates the balance of deferred tax assets that will be realized based on the premise that the Company is more likely than not to realize deferred tax benefits through the generation of future taxable income. Management reviews all available evidence, both positive and negative, to assess the long-term earnings potential of the Company using a number of alternatives to evaluate financial results in economic cycles at various industry volume conditions. The projected availability of taxable income to realize the tax benefits from the reversal of temporary differences before expiration of these benefits are also considered. The Company evaluates provisions and deferred tax assets quarterly to determine if adjustments to our valuation allowance are required based on the consideration of all available evidence.

As of December 31, 2022 the Company had a net deferred tax asset of $3,462,000 consisting of $163,000, $893,000 and $2,406,000 related to tax positions in Canada, Mexico and the United States, respectively. During 2022, the Company recorded a valuation allowance of $1,154,000 against the entire state and local net loss carryforward and a portion of the interest limitation carryforward, due to cumulative losses in the United States over the last three years and uncertainty related to the Company's ability to realize the deferred assets. The Company believes that the deferred tax assets associated with the Canadian and Mexican tax jurisdictions are more-likely-than-not to be realizable based on estimates of future taxable income.

Management recognizes the financial statement effects of a tax position when it is more likely than not the position will be sustained upon examination.

Recent Accounting Pronouncements

Current expected credit loss (CECL)
In June 2016, the FASB issued ASU 2016-13, "Financial Instruments-Credit Losses," which changes the impairment model for most financial assets and certain other instruments. For trade and other receivables, held-to-maturity debt securities, loans and other instruments, entities will be required to use a new forward-looking "expected loss" model that will replace today's

"incurred loss" model and generally will result in the earlier recognition of allowances for losses. For available-for-sale debt securities with unrealized losses, entities will measure credit losses in a manner similar to current practice, except that the losses will be recognized as an allowance. Subsequent to issuing ASU 2016-13, the FASB issued ASU 2018-19, "Codification Improvements to Topic 326, Financial Instruments - Credit Losses," for the purpose of clarifying certain aspects of ASU 2016-13. ASU 2018-19 has the same effective date and transition requirements as ASU 2016-13. In April 2019, the FASB issued ASU 2019-04, "Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments," which is effective with the adoption of ASU 2016-13. In May 2019, the FASB issued ASU 2019-05, "Financial Instruments - Credit Losses (Topic 326)," which is also effective with the adoption of ASU 2016-13. In November 2019, the FASB voted to delay the implementation date for certain companies, including those that qualify as a smaller reporting company under SEC rules, until fiscal years beginning after December 15, 2022. We will adopt this ASU on its effective date of January 1, 2023. We do not expect the adoption of this ASU to have a material impact on our consolidated financial position, results of operations, cash flows, or presentation thereof.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Core Molding Technologies' primary market risk results from changes in the price of commodities used in its manufacturing operations. Core Molding Technologies is also exposed to fluctuations in interest rates and foreign currency fluctuations associated with the Mexican Peso and Canadian Dollar. Core Molding Technologies does not hold any material market risk sensitive instruments for trading purposes.

Core Molding Technologies has the following three items that are sensitive to market risks at December 31, 2022: (1) Term Loans and Revolving Loan which bear a variable interest rate; (2) foreign currency purchases in which the Company purchases Mexican Pesos or Canadian Dollars with United States dollars to meet certain obligations that arise due to operations at the facilities located in Mexico or Canada; and (3) raw material purchases in which Core Molding Technologies purchases various resins and fiberglass for use in production. The prices and availability of these materials are affected by the prices certain feedstocks, transportation costs, as well as processing capacity versus demand.

Assuming a hypothetical 10% change in short-term interest rates, interest paid on the Company's Revolving Loan and Term Loan would impact the interest paid by the Company, as the interest rate on these loans is based upon SOFR; however, it would not have a material effect on earnings before taxes.

Assuming a hypothetical 10% decrease in the United States dollar to Mexican Peso or Canadian Dollar exchange rates, the Company would be impacted by an increase in operating costs, which would have an adverse effect on operating margins.

Assuming a hypothetical 10% increase in raw material costs, Core Molding Technologies would be impacted, which would have an adverse effect on operating margins.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors of
 Core Molding Technologies, Inc. and Subsidiaries
Columbus, Ohio

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Core Molding Technologies, Inc. and Subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes and Schedule II (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

Crowe LLP

We have served as the Company's auditor since 2009.

Franklin, Tennessee
March 14, 2023

Core Molding Technologies, Inc. and Subsidiaries
Consolidated Statements of Operations
(In thousands, except for per share data)

	Years Ended December 31,		
	2022	**2021**	**2020**
Net sales	$ 377,376	$ 307,483	$ 222,356
Total cost of sales	324,974	266,139	187,882
Gross margin	52,402	41,344	34,474
Selling, general and administrative expense	34,399	30,276	24,084
Operating income	18,003	11,068	10,390
Other income and expense			
Loss due to extinguishment of debt	1,582	—	—
Net periodic post-retirement benefit	(124)	(162)	(80)
Net interest expense	1,960	2,311	5,923
Total other income and expense	3,418	2,149	5,843
Income before income taxes	14,585	8,919	4,547
Income taxes:			
Current	5,851	4,615	(5,713)
Deferred	(3,469)	(367)	2,095
Total income taxes	2,382	4,248	(3,618)
Net income	$ 12,203	$ 4,671	$ 8,165
Net income per common share:			
Basic	$ 1.44	$ 0.55	$ 0.98
Diluted	$ 1.44	$ 0.55	$ 0.98

See notes to consolidated financial statements.

Core Molding Technologies, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income
(In thousands)

	Years Ended December 31,		
	2022	**2021**	**2020**
Net income	$ 12,203	$ 4,671	$ 8,165
Other comprehensive income:			
Foreign currency hedging derivatives:			
Unrealized hedge gain (loss)	(85)	—	(452)
Income tax benefit	27	—	98
Interest rate hedging derivatives:			
Unrealized benefit	765	—	705
Income tax benefit (expense)	(161)	—	(160)
Post retirement benefit plan adjustments:			
Net actuarial gain	2,309	89	283
Prior service costs	(496)	(496)	(496)
Income tax benefit (expense)	(381)	107	27
Comprehensive income	$ 14,181	$ 4,371	$ 8,170

See notes to consolidated financial statements.

Core Molding Technologies, Inc. and Subsidiaries
Consolidated Balance Sheets
(In thousands, except for share data)

		December 31,		
		2022		**2021**
Assets:				
Current assets:				
Cash and cash equivalents	$	4,183	$	6,146
Accounts receivable, net		44,261		35,261
Inventories, net		23,871		25,129
Foreign sales tax receivable		2,680		2,665
Prepaid expenses and other current assets		5,670		5,941
Total current assets		80,665		75,142
Right of use asset		5,114		5,577
Property, plant and equipment, net		83,267		75,897
Goodwill		17,376		17,376
Intangibles, net		7,619		9,567
Other non-current assets		4,574		3,133
Total Assets	$	198,615	$	186,692
Liabilities and Stockholders' Equity:				
Liabilities:				
Current liabilities:				
Current portion of long-term debt	$	1,208	$	3,943
Revolving debt		1,864		4,424
Accounts payable		29,586		22,695
Contract liabilities		1,395		6,256
Accrued liabilities:				
Compensation and related benefits		9,101		7,532
Other		7,643		8,202
Total current liabilities		50,797		53,052
Other non-current liabilities		3,516		4,605
Long-term debt		22,986		21,251
Post retirement benefits liability		5,191		7,689
Total Liabilities		82,490		86,597
Commitments and Contingencies				
Stockholders' Equity:				
Preferred stock — $0.01 par value, authorized shares - 10,000,000; no shares outstanding at December 31, 2022 and December 31, 2021		—		—
Common stock — $0.01 par value, authorized shares - 20,000,000; outstanding shares: 8,417,656 at December 31, 2022 and 8,235,740 at December 31, 2021		84		82
Paid-in capital		40,342		38,013
Accumulated other comprehensive income, net of income taxes		3,053		1,075
Treasury stock — at cost, 3,866,451 shares at December 31, 2022 and 3,818,166 shares at December 31, 2021		(29,099)		(28,617)
Retained earnings		101,745		89,542
Total Stockholders' Equity		116,125		100,095
Total Liabilities and Stockholders' Equity	$	198,615	$	186,692

See notes to consolidated financial statements.

Core Molding Technologies, Inc. and Subsidiaries
Consolidated Statement of Stockholders' Equity
(In thousands, except for share data)

	Common Stock Outstanding		Paid-In Capital	Accumulated Other Comprehensive	Treasury Stock	Retained Earnings	Total Stockholders' Equity
	Shares	Amount					
Balance at January 1, 2020	7,877,945	$ 79	$ 34,772	$ 1,370	$ (28,501)	$ 76,706	$ 84,426
Net income						8,165	8,165
Change in post retirement benefits net of tax of $27				(186)			(186)
Change in foreign currency hedge net of tax $98				(354)			(354)
Change in interest rate swaps net of tax $160				545			545
Purchase of treasury stock	(4,574)				(20)		(20)
Restricted stock vested	107,145	1					1
Share-based compensation			1,355				1,355
Balance at December 31, 2020	7,980,516	$ 80	$ 36,127	$ 1,375	$ (28,521)	$ 84,871	$ 93,932
Net income						4,671	4,671
Change in post retirement benefits net of tax $107				(300)			(300)
Purchase of treasury stock	(7,237)				(96)		(96)
Restricted stock vested	262,461	2					2
Share-based compensation			1,886				1,886
Balance at December 31, 2021	8,235,740	$ 82	$ 38,013	$ 1,075	$ (28,617)	$ 89,542	$ 100,095
Net income						12,203	12,203
Change in post retirement benefits net of tax $381				1,432			1,432
Change in foreign currency hedge, net of tax $27				(58)			(58)
Change in interest rate swap, net of tax $161				604			604
Purchase of treasury stock	(48,285)				(482)		(482)
Restricted stock vested	230,201	2					2
Share-based compensation			2,329				2,329
Balance at December 31, 2022	8,417,656	$ 84	$ 40,342	$ 3,053	$ (29,099)	$ 101,745	$ 116,125

See notes to consolidated financial statements.

39

Core Molding Technologies, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

		Years Ended				
		2022		**2021**		**2020**
Cash flows from operating activities:						
Net income	$	12,203	$	4,671	$	8,165
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization		11,884		11,616		11,662
Deferred income taxes		(3,469)		(475)		1,097
Share-based compensation		2,329		1,886		1,355
Loss on disposal of assets		—		571		—
Loss from extinguishment of debt		1,234		—		—
Loss on foreign currency		396		172		237
Change in operating assets and liabilities:						
Accounts receivable		(9,000)		(8,952)		4,840
Inventories		1,258		(6,769)		3,322
Prepaid and other assets		928		(565)		(2,018)
Accounts payable		5,999		5,346		(3,142)
Accrued and other liabilities		(4,067)		5,481		2,910
Post retirement benefits liability		(713)		(436)		(264)
Net cash provided by operating activities		18,982		12,546		28,164
Cash flows from investing activities:						
Purchase of property, plant and equipment		(16,588)		(11,569)		(3,683)
Proceeds from sale of property, plant and equipment		—		154		—
Net cash used in investing activities		(16,588)		(11,415)		(3,683)
Cash flows from financing activities:						
Gross borrowings on revolving loans		165,172		49,610		56,793
Gross repayment on revolving loans		(167,732)		(45,606)		(68,381)
Proceeds from term loan		25,000		—		30,165
Payment of principal of term loan		(25,913)		(3,022)		(38,725)
Payment of deferred loan costs		(402)		(2)		(2,038)
Payments related to the purchase of treasury stock		(482)		(96)		(20)
Net cash provided by (used in) financing activities		(4,357)		884		(22,206)
Net change in cash and cash equivalents		(1,963)		2,015		2,275
Cash and cash equivalents at beginning of year		6,146		4,131		1,856
Cash and cash equivalents at end of year	$	4,183	$	6,146	$	4,131
Cash paid for:						
Interest	$	1,677	$	1,840	$	3,854
Income taxes	$	6,649	$	5,067	$	570
Non-cash investing activities:						
Fixed asset purchases in accounts payable	$	868	$	329	$	147
Non-cash financing activities:						
Deposit used in payment of principal on term loans	$	1,200	$	—	$	—

See notes to consolidated financial statements.

Core Molding Technologies, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1. Basis of Presentation

Core Molding Technologies and its subsidiaries operate in the engineered materials market as one operating segment as a molder of thermoplastic and thermoset structural products. During the year ended December 31, 2022, the Company's operating segment consisted of one component reporting unit. The Company produces and sells molded products for varied markets, including medium and heavy-duty trucks, power sports, building products and other industrial markets. The Company offers customers a wide range of manufacturing processes to fit various program volumes and investment requirements. These processes include compression molding of sheet molding compound ("SMC"), resin transfer molding ("RTM"), liquid molding of dicyclopentadiene ("DCPD"), spray-up and hand-lay-up, direct long-fiber thermoplastics ("D-LFT") and structural foam and structural web injection molding ("SIM"). Core Molding Technologies has its headquarters in Columbus, Ohio, and operates six production facilities in Columbus, Ohio; Gaffney, South Carolina; Winona, Minnesota; Matamoros and Escobedo, Mexico; and Cobourg, Ontario, Canada. All production facilities produce structural composite products.

2. Summary of Significant Accounting Policies

Principles of Consolidation - The accompanying consolidated financial statements include the accounts of all subsidiaries after elimination of all intercompany accounts, transactions, and profits.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, and reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

Revenue Recognition - The Company historically has recognized revenue from two streams, product revenue and tooling revenue. Product revenue is earned from the manufacture and sale of sheet molding compound and thermoset and thermoplastic products. Revenue from product sales is generally recognized as products are shipped, as the Company transfers control to the customer and is entitled to payment upon shipment. In certain circumstances, the Company recognizes revenue from product sales when products are produced and the customer takes control at our production facility.

Tooling revenue is earned from manufacturing multiple tools, molds and assembly equipment as part of a tooling program for a customer. Given that the Company is providing a significant service of producing highly interdependent component parts of the tooling program, each tooling program consists of a single performance obligation to provide the customer the capability to produce a single product. Based on the arrangement with the customer, the Company recognizes revenue either at a point in time or over time. When the Company does not have an enforceable right to payment, the Company recognizes tooling revenue at a point in time. In such cases, the Company recognizes revenue upon customer acceptance, which is when the customer has legal title to the tools.

Certain tooling programs include an enforceable right to payment. In those cases, the Company recognizes revenue over time based on the extent of progress towards completion of its performance obligation. The Company uses a cost-to-cost measure of progress for such contracts because it best depicts the transfer of value to the customer and also correlates with the amount of consideration to which the entity expects to be titled in exchange for transferring the promised goods or services to the customer. Under the cost-to-cost measure of progress, progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenues are recorded proportionally as costs are incurred.

Cash and Cash Equivalents - The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash is held primarily in three banks in three separate jurisdictions. The Company had $4,183,000 cash on hand at December 31, 2022 and had $6,146,000 cash on hand at December 31, 2021.

Accounts Receivable Allowances - Management maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company has determined that a no allowance for doubtful accounts is needed at December 31, 2022 and $90,000 at December 31, 2021. Management also records estimates for customer returns and deductions, discounts offered to customers, and for price adjustments. Should customer returns and deductions, discounts, and price adjustments fluctuate from the estimated amounts, additional allowances may be required. The Company had an allowance for estimated chargebacks of $502,000 at December 31, 2022 and $222,000 at December 31, 2021. There have been no material changes in the methodology of these calculations.

Inventories - Inventories, which include material, labor and manufacturing overhead, are valued at the lower of cost or net realizable value. The inventories are accounted for using the first-in, first-out (FIFO) method of determining inventory costs. Inventory quantities on-hand are regularly reviewed, and where necessary, provisions for excess and obsolete inventory are recorded based on historical and anticipated usage. The Company has recorded an allowance for slow moving and obsolete inventory of $433,000 at December 31, 2022 and $362,000 at December 31, 2021.

Inventories, net consisted of the following (in thousands):

	December 31,			
	2022		**2021**	
Raw materials and components	$	16,523	$	17,160
Work in process		2,929		1,976
Finished goods		4,419		5,993
Total inventories, net	$	23,871	$	25,129

Contract Assets/Liabilities - Contract assets and liabilities represent the net cumulative customer billings, vendor payments and revenue recognized for tooling programs. For tooling programs where net revenue recognized and vendor payments exceed customer billings, the Company recognizes a contract asset. For tooling programs where net customer billings exceed revenue recognized and vendor payments, the Company recognizes a contract liability. Customer payment terms vary by contract and can range from progress payments based on work performed or one single payment once the contract is completed. Contract assets are classified as current and are included in prepaid expenses and other current assets on the Consolidated Balance Sheet. Contract assets as of December 31, 2022 and 2021 are $344,000 and $17,000, respectively. During the years ended December 31, 2022 and December 31, 2021, the Company recognized no impairments on contract assets. Contract liabilities are classified as current on the Consolidated Balance Sheets as of December 31, 2022 and 2021. Contract liabilities as of December 31, 2022 and 2021 are $1,395,000 and $6,256,000, respectively. The Company recognized $14,562,000 and $5,820,000 for the years ended December 31, 2022 and 2021, respectively, corresponding with revenue from contract liabilities related to jobs outstanding at December 31, 2021 and December 31, 2020, respectively.

Property, Plant, and Equipment - Property, plant, and equipment are recorded at cost. Depreciation is provided on a straight-line method over the estimated useful lives of the assets. The carrying amount of long-lived assets is evaluated annually to determine if adjustment to the depreciation period or to the unamortized balance is warranted.

Ranges of estimated useful lives for computing depreciation are as follows:

Land improvements	20 years
Buildings and improvements	20 - 40 years
Machinery and equipment	3 - 15 years
Tools, dies and patterns	3 - 5 years

Long-Lived Assets - Long-lived assets consist primarily of property, plant and equipment and finite-lived intangibles. The recoverability of long-lived assets is evaluated by an analysis of operating results and consideration of other significant events or changes in the business environment. The Company evaluates whether impairment exists for long-lived assets on the basis of undiscounted expected future cash flows from operations before interest. There was no impairment of the Company's long-lived assets for the years ended December 31, 2022, 2021 and 2020. The Company completed the closure of the manufacturing facility located in Batavia, Ohio as of December 31, 2021, and recognized a loss of $571,000 on the disposal of long-lived assets at December 31, 2021.

Goodwill - The purchase consideration of acquired businesses have been allocated to the assets and liabilities acquired based on the estimated fair values on the respective acquisition dates. Based on these values, the excess purchase consideration over the fair value of the net assets acquired was allocated to goodwill. The Company accounts for goodwill in accordance with FASB ASC Topic 350, *Intangibles - Goodwill and Other.* FASB ASC Topic 350 prohibits the amortization of goodwill and requires these assets be reviewed for impairment at the reporting unit level.

The annual impairment tests of goodwill may be completed through qualitative assessments; however the Company may elect to bypass the qualitative assessment and proceed directly to a quantitative impairment test for the reporting unit in any period. The Company may resume the qualitative assessment for the reporting unit in any subsequent period.

Under a qualitative and quantitative approach, the impairment test for goodwill consists of an assessment of whether it is more-likely-than-not that the reporting unit's fair value is less than its carrying amount. As part of the qualitative assessment, the Company considers relevant events and circumstances that affect the fair value or carrying amount of the Company. Such events and circumstances could include changes in economic conditions, industry and market conditions, cost factors, overall financial performance, reporting unit specific events and capital markets pricing. The Company places more weight on the events and circumstances that most affect the Company's fair value or carrying amount. These factors are all considered by management in reaching its conclusion about whether to perform step one of the impairment test. If the Company elects to bypass the qualitative assessment for the reporting unit, or if a qualitative assessment indicates it is more-likely-than-not that the estimated carrying value of the reporting unit exceeds its fair value, the Company proceeds to a quantitative approach.

The Company performed a qualitative analysis for the years end December 31, 2022, 2021 and 2020, and determined there was no impairment of the Company's goodwill.

Income Taxes - The Company records deferred income taxes for differences between the financial reporting basis and income tax basis of assets and liabilities. A detailed breakout is located in *Note 11 - Income Taxes*.

Self-Insurance - The Company is self-insured with respect to Columbus, Ohio; Gaffney, South Carolina; Winona, Minnesota; and Brownsville, Texas for medical, dental and vision claims and Columbus, Ohio for workers' compensation claims, all of which are subject to stop-loss insurance thresholds. The Company is also self-insured for dental and vision with respect to its Cobourg, Canada location. The Company has recorded an estimated liability for self-insured medical, dental and vision claims incurred but not reported and worker's compensation claims incurred but not reported at December 31, 2022 and December 31, 2021 of $889,000 and $916,000, respectively, included within the Other Current Liabilities on the Company's Consolidated Balance Sheets.

Post Retirement Benefits - Management records an accrual for post retirement costs associated with the health care plan sponsored by the Company for certain retirees. Should actual results differ from the assumptions used to determine the reserves, additional provisions may be required. In particular, increases in future healthcare costs above the assumptions could have an adverse effect on the Company's operations. The effect of a change in healthcare costs is described in *Note 12 - Post Retirement Benefits*. Core Molding Technologies had a liability for post retirement healthcare benefits based on actuarially computed estimates of $6,625,000 at December 31, 2022 and $9,080,000 at December 31, 2021.

Fair Value of Financial Instruments - The Company's financial instruments historically consist of long-term debt, revolving loans, interest rate swaps, foreign currency hedges, accounts receivable, and accounts payable. Further detail is located in *Note 14 - Fair Value of Financial Instruments.*

Concentration Risks - The Company has concentration risk related to significant amounts of sales and accounts receivable with certain customers. The Company had five major customers during the year end December 31, 2022, BRP, Inc. ("BRP"), Navistar, Inc. ("Navistar "), PACCAR, Inc. ("PACCAR"), Universal Forest Products, Inc. ("UFP"), and Volvo Group North America, LLC ("Volvo"). Major customers are defined as customers whose current year sales individually consist of more than ten percent of total sales during any annual or interim reporting period in the current year. Sales to five major customers comprised 64%, 63% and 70% of total sales in 2022, 2021 and 2020, respectively (see *Note 4 - Major Customers*). Concentrations of accounts receivable balances with five customers accounted for 67% and 55% of accounts receivable at December 31, 2022 and 2021, respectively. The Company performs ongoing credit evaluations of its customers' financial condition. The Company maintains reserves for potential bad debt losses, and such bad debt losses have been historically within the Company's expectations.

As of December 31, 2022, the Company employed a total of 1,986 employees, which consisted of 690 employees in the United States, 1,073 employees in Mexico and 223 employees in Canada. The salary workforce consisted of 385 employees, while 1,601 employees were hourly. Four plant locations making up 69.0% of the workforce are covered by collective bargaining agreements.

Details on the collective bargaining agreements are as follows:

Plant Location	Union Name	Expiration Date	Employees
Columbus, Ohio	International Association of Machinists and Aerospace Workers ("IAM")	August 9, 2025	320
Matamoros, Mexico	Sindicato de Jorneleros y Obreros	January 1, 2024	805
Cobourg, Canada	United Food & Commercial Workers Canada ("UFCW")	November 1, 2025	177
Escobedo, Mexico	Sindicato de trabajadores de la industria metalica y del comercio del estado de Nuevo Leon Presidente Benito Juarez Garcia C.T.M.	February 1, 2023[1]	69

[1]The Company is currently negotiating an extension to the Escobedo, Mexico collective bargaining agreement.

Earnings per Common Share - Basic earnings per common share is computed based on the weighted average number of common shares outstanding during the period. Diluted earnings per common share are computed similarly but include the effect of the assumed exercise of dilutive stock options and vesting of restricted stock under the treasury stock method. Certain of the Company's restricted shares are entitled to receive dividends and voting rights applicable to the Company's common stock, irrespective of any vesting requirement. These restricted shares are considered a participating security and the Company is required to apply the two-class method to consider the impact of the restricted shares on the calculation of basic and diluted earnings per share. A detailed computation of earnings per share is located in *Note 3 - Net Income (Loss) per Common Share*.

Research and Development - Research and development activities focus on developing new material formulations, new products, new production capabilities and processes, and improving existing products and manufacturing processes. The Company does not maintain a separate research and development organization or facility, but uses its production equipment, as necessary, to support these efforts and cooperates with its customers and its suppliers in research and development efforts.

Manpower to direct and advance research and development is integrated with the existing manufacturing, engineering, production, and quality organizations. Research and development costs, which are expensed as incurred, totaled approximately $1.6 million, $1.3 million and $1.2 million in 2022, 2021 and 2020.

Foreign Currency - The functional currency for the Mexican and Canadian operations is the United States Dollar. All foreign currency asset and liability amounts are remeasured into United States Dollars at end-of-period exchange rates. Income statement accounts are remeasured at the weighted monthly average rates. Gains and losses resulting from remeasurement of foreign currency financial statements into United States Dollars and gains and losses resulting from foreign currency transactions are included in current results of operations. Net foreign currency remeasurement and transaction activity is included in selling, general and administrative expense. This activity resulted in an expense of $401,000, $149,000 and $214,000 in 2022, 2021 and 2020, respectively.

Recent Accounting Pronouncements

Current expected credit loss (CECL)
In June 2016, the FASB issued ASU 2016-13, "Financial Instruments-Credit Losses," which changes the impairment model for most financial assets and certain other instruments. For trade and other receivables, held-to-maturity debt securities, loans and other instruments, entities will be required to use a new forward-looking "expected loss" model that will replace today's "incurred loss" model and generally will result in the earlier recognition of allowances for losses. For available-for-sale debt securities with unrealized losses, entities will measure credit losses in a manner similar to current practice, except that the losses will be recognized as an allowance. Subsequent to issuing ASU 2016-13, the FASB issued ASU 2018-19, "Codification Improvements to Topic 326, Financial Instruments - Credit Losses," for the purpose of clarifying certain aspects of ASU 2016-13. ASU 2018-19 has the same effective date and transition requirements as ASU 2016-13. In April 2019, the FASB issued ASU 2019-04, "Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments," which is effective with the adoption of ASU 2016-13. In May 2019, the FASB issued ASU 2019-05, "Financial Instruments - Credit Losses (Topic 326)," which is also effective with the adoption of ASU 2016-13. In November 2019, the FASB voted to delay the implementation date for certain companies, including those that qualify as a smaller reporting company under SEC rules, until fiscal years beginning after December 15, 2022. We will adopt this ASU on its effective date of January 1, 2023. We do not expect the adoption of this ASU to have a material impact on our consolidated financial position, results of operations, cash flows, or presentation thereof.

3. Net Income per Common Share

Net income per common share is computed based on the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed similarly but includes the effect of the assumed exercise of dilutive stock appreciation rights and restricted stock under the treasury stock method.

On May 13, 2021, the Company's shareholders approved the 2021 Long Term Equity Incentive Plan (the "2021 Plan") that replaced the 2006 Long Term Equity Incentive Plan (the "2006 Plan") approved in May 2006 and amended in May 2015. The 2021 Plan provides restricted stock award recipients voting rights equivalent to the Company's common stock and accrual of dividends but not receipt of dividends until all conditions or restrictions related to such award have been satisfied. Accordingly, the restricted shares are not considered participating shares. The 2006 Plan provides restricted stock award recipients voting rights equivalent to the Company's common stock and accrual and receipt of dividends irrespective of any conditions or restrictions related to such award being satisfied. Accordingly, the restricted shares granted from the 2006 Plan are considered a participating security and the Company is required to apply the two-class method to consider the impact of the restricted shares on the calculation of basic and diluted earnings per share.

The computation of basic and diluted net income per common share is as follows (in thousands, except for per share data):

		December 31,				
		2022		2021		2020
Net income	$	12,203	$	4,671	$	8,165
Less: net income allocated to participating securities		180		232		424
Net income available to common shareholders	$	12,023	$	4,439	$	7,741
Weighted average common shares outstanding — basic		8,356		8,062		7,936
Effect of dilutive securities		12		—		3
Weighted average common and potentially issuable common shares outstanding — diluted		8,368		8,062		7,939
Basic net income per common share	$	1.44	$	0.55	$	0.98
Diluted net income per common share	$	1.44	$	0.55	$	0.98

The computation of basic and diluted net income per participating share is as follows (in thousands):

		December 31,				
		2022		2021		2020
Net income allocated to participating securities	$	180	$	232		424
Weighted average participating shares outstanding — basic		125		422		434
Effect of dilutive securities		—		—		—
Weighted average participating and potentially issuable participating shares outstanding — diluted		125		422		434
Basic net income per participating share	$	1.44	$	0.55	$	0.98
Diluted net income per participating share	$	1.44	$	0.55	$	0.98

4. Major Customers

The Company had five major customers during the year ended December 31, 2022, BRP, Navistar, PACCAR, UFP, and Volvo. Major customers are defined as customers whose sales individually consist of more than ten percent of total sales during any annual or interim reporting period in the current year. The loss of a significant portion of sales to these customers could have a material adverse effect on the business of the Company.

The following table presents sales revenue for the above-mentioned customers for the years ended December 31 (in thousands):

	2022	2021	2020
BRP product sales	$ 51,057	$ 35,078	$ 20,269
BRP tooling sales	1,613	2,735	1,662
Total BRP sales	52,670	37,813	21,931
Navistar product sales	60,778	39,546	33,656
Navistar tooling sales	3,126	6,962	6,569
Total Navistar sales	63,904	46,508	40,225
PACCAR product sales	36,652	33,545	27,997
PACCAR tooling sales	1,293	2,016	507
Total PACCAR sales	37,945	35,561	28,504
UFP product sales	33,638	38,292	38,530
UFP tooling sales	—	—	—
Total UFP sales	33,638	38,292	38,530
Volvo product sales	51,428	35,854	23,538
Volvo tooling sales	215	123	2,186
Total Volvo sales	51,643	35,977	25,724
Other product sales	125,148	101,710	66,590
Other tooling sales	12,428	11,622	852
Total other sales	137,576	113,332	67,442
Total product sales	358,701	284,025	210,580
Total tooling sales	18,675	23,458	11,776
Total sales	$ 377,376	$ 307,483	$ 222,356

5. Foreign Operations

Primarily all of the Company's product is sold to U.S. based customers in U.S. dollars. The following table provides information related to sales by country, based on the ship to location of customers' production facilities, for the years ended December 31 (in thousands):

	2022	2021	2020
United States	$ 231,391	$ 191,667	$ 136,424
Mexico	113,245	88,952	64,942
Canada	26,829	22,642	16,827
Other	5,911	4,222	4,163
Total	$ 377,376	$ 307,483	$ 222,356

The following table provides information related to the location of the Company's property, plant and equipment, net, as of December 31 (in thousands):

	2022	2021
United States	$ 37,483	$ 33,823
Mexico	36,405	34,250
Canada	9,379	7,824
Total	$ 83,267	$ 75,897

6. Property, Plant, and Equipment

Property, plant, and equipment consisted of the following at December 31 (in thousands):

	2022	2021
Land and land improvements	$ 6,009	$ 6,009
Building and improvements	44,490	43,901
Machinery and equipment	139,408	124,760
Tools, dies, and patterns	3,222	2,225
Additions in progress	7,396	6,605
Total	200,525	183,500
Less accumulated depreciation	(117,258)	(107,603)
Property, plant and equipment, net	$ 83,267	$ 75,897

Additions in progress at December 31, 2022 and 2021 relate to building improvements and equipment purchases that were not yet completed and placed in service at year end. At December 31, 2022, commitments for capital expenditures in progress were $2,812,000 and included $868,000 recorded on the balance sheet in accounts payable. At December 31, 2021, commitments for capital expenditures in progress were $5,315,000, and included $329,000 recorded on the balance sheet in accounts payable. Depreciation expense was $9,655,000, $9,181,000 and $8,659,000 for the years ended December 31, 2022, 2021 and 2020, respectively.

7. Leases

The Company has operating leases with fixed and variable payment terms primarily associated with buildings and warehouses. The Company's leases have remaining lease terms of twenty one months to fifty seven months, some of which include options to extend the lease for five years. Operating leases are included in right-of-use ("ROU") assets, other accrued liabilities and other non-current liabilities on the Consolidated Balance Sheets. ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease.

The Company used the applicable incremental borrowing rate at lease inception date to measure lease liabilities and ROU assets. The incremental borrowing rate used by the Company was based on baseline rates and adjusted by the credit spreads commensurate with the Company's secured borrowing rate. At each reporting period when there is a new lease initiated, the Company will utilize the rate implicit in the lease if readily determinable and if not readily determinable, then the Company will utilize the incremental borrowing rate to perform lease classification tests on lease components and to measure ROU assets and lease liabilities.

The following table provides information related to the components of lease expense as of December 31 (in thousands):

	2022	2021
Operating lease cost	$ 1,715	$ 1,533
Short-term lease cost	1,549	1,092
Total net lease cost	$ 3,264	$ 2,625

The following table provides information related to other supplemental balance sheet information related to operating leases as of December 31, (in thousands):

	2022	2021
Operating lease:		
Operating lease right of use assets	$ 5,114	$ 5,577
Total operating lease right of use assets	$ 5,114	$ 5,577
Current operating lease liabilities (A)	$ 1,626	$ 1,489
Noncurrent operating lease liabilities (B)	3,516	4,024
Total operating lease liabilities	$ 5,142	$ 5,513

(A) Current operating lease liability included in "Other Current Accrued Liabilities" on the Consolidated Balance Sheets.
(B) Noncurrent operating lease liability included in "Other Non-Current Liabilities" on the Consolidated Balance Sheets.

	2022	2021
Weighted average remaining lease term (in years):	3.6	4.2
Weighted average discount rate:	4.1 %	4.1%

Other information related to leases as of December 31 (in thousands):

	2022	2021
Cash Paid for amounts included in the measurement of lease liabilities		
Operating cash flow from operating leases	$ 1,640	$ 1,525
Right of use assets obtained in exchange for new operating lease liabilities	$ 1,099	$ 3,928

As of December 31, 2022, maturities of lease liabilities were as follows (in thousands):

	Operating Leases
2023	$ 1,716
2024	1,722
2025	1,065
2026	979
2027	189
Total lease payments	5,671
Less: imputed interest	(529)
Total lease obligations	5,142
Less: current obligations	(1,626)
Long-term lease obligations	$ 3,516

8. Goodwill and Intangibles

Goodwill activity for the year consisted of the following at December 31, (in thousands):

	2022	2021
Balance at beginning of year	$ 17,376	$ 17,376
Additions	—	—
Impairment	—	—
Balance at end of year	$ 17,376	$ 17,376

Intangible assets at December 31, 2022 were comprised of the following (in thousands):

Definite-lived Intangible Assets	Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trade Name	25 years	$ 250	$ (78)	$ 172
Trademarks	10 years	1,610	(798)	812
Non-competition Agreement	5 years	1,810	(1,795)	15
Developed Technology	7 years	4,420	(3,131)	1,289
Customer Relationships	10-12 years	9,330	(3,999)	5,331
Total		$ 17,420	$ (9,801)	$ 7,619

Intangible assets at December 31, 2021 were comprised of the following (in thousands):

Definite-lived Intangible Assets	Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trade Name	25 years	$ 250	$ (68)	$ 182
Trademarks	10 years	1,610	(637)	973
Non-competition Agreement	5 years	1,810	(1,433)	377
Developed Technology	7 years	4,420	(2,499)	1,921
Customer Relationships	10-12 years	9,330	(3,216)	6,114
Total		$ 17,420	$ (7,853)	$ 9,567

The Company incurred $1,948,000, $1,949,000 and $1,948,000 of amortization expense for the years ended December 31, 2022, 2021, and 2020, respectively.

As of December 31, 2022, future intangible amortization was follows (in thousands):

	Amortization Expense
2023	$ 1,602
2024	1,587
2025	952
2026	916
2027	916
2028 and thereafter	1,646
Total intangibles as of December 31, 2022	$ 7,619

9. Debt

Long-term debt consists of the following at (in thousands):

	December 31, 2022	December 31, 2021
Wells Fargo term loans payable	$ —	$ 13,992
FGI term loans payable	—	12,561
Leaf Capital term loan payable	85	119
Huntington term loans payable	24,479	—
Total	24,564	26,672
Less: deferred loan costs	(370)	(1,478)
Less: current portion	(1,208)	(3,943)
Long-term debt	$ 22,986	$ 21,251

Huntington Credit Agreement

On July 22, 2022, the Company entered into a credit agreement (the "Huntington Credit Agreement") with The Huntington National Bank ("Huntington"), as the sole lender, administrative agent, lead arranger and book runner, and the lenders from time to time thereto. Pursuant to the terms of the Huntington Credit Agreement, Huntington made available to the Company secured loans (the "Huntington Loans") in the maximum aggregate principal amount of $75,000,000 ($38,689,000 of which was advanced to the Company on July 22, 2022), comprised of three $25,000,000 commitments: a term loan commitment, a CapEx loan commitment, and a revolving loan commitment.

The initial proceeds from the Huntington Credit Agreement were used in part to (i) repay all existing outstanding indebtedness of the Company owing to Wells Fargo Bank, National Association, and FGI Equipment Finance LLC ("FGI") and (ii) pay certain fees and expenses associated with entering the Huntington Credit Agreement.

At the option of the Company, the Huntington Loans shall be comprised of Alternative Base Rate (ABR) Loans or Secure Overnight Financing Rate (SOFR) Loans.

ABR Loans bear interest at a per annum rate equal to ABR plus a margin of 280 to 330 basis points determined based on the Company's leverage ratio. ABR is the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Rate in effect on such day plus 0.50% per annum and (c) Daily Simple SOFR for such day (taking into account any floor set forth in the definition of "Daily Simple SOFR") plus 1.00% per annum; provided, that if the ABR shall be less than 0.00%, then ABR shall be deemed to be 0.00%.

SOFR Loans bear interest at a per annum rate equal to Daily Simple SOFR plus a margin of 180 to 230 basis points determined based on the Company's leverage ratio. Daily Simple SOFR means, for any day (a "SOFR Rate Day"), a rate per annum equal to the greater of (a) SOFR for the day (such day, the "SOFR Determination Date") that is five (5) U.S. Government Securities Business Days prior to (i) if such SOFR Rate Day is a U.S. Government Securities Business Day, such SOFR Rate Day or (ii) if such SOFR Rate Day is not a U.S. Government Securities Business Day, the U.S. Government Securities Business Day immediately preceding such SOFR Rate Day, in each case, as such SOFR is published by the SOFR Administrator on the SOFR Administrator's Website, and (b) 0.00%.

The Company's obligations under the Huntington Credit Agreement are secured by all of the U.S. and Canadian assets of the Company, including all of its equity interests in each of the Company's U.S. and Canadian subsidiaries and 65% of the Company's equity interest in its Mexican subsidiaries, and are unconditionally guaranteed by certain subsidiaries of the Company.

The Huntington Credit Agreement contains certain customary representations and warranties, conditions, affirmative and negative covenants and events of default. The Company is in compliance with such covenants as of December 31, 2022.

51

Voluntary prepayments of amounts outstanding under the Huntington Loans are permitted at any time without premium or penalty.

The interest rate for the Huntington Revolving Loan and Huntington Term Loan was 6.12% and 6.10% as of December 31, 2022, respectively.

In connection with the credit agreement, the Company incurred debt origination fees of $402,000 related to the Huntington Credit Agreement, which is being amortized over the life of the Credit Agreement. The aggregate unamortized deferred financing fees as of December 31, 2022 totaled $370,000.

Huntington Term Loan

Pursuant to the terms of the Huntington Credit Agreement, Huntington made available to the Company a Term Loan commitment (the "Huntington Term Loan") of $25,000,000 ($25,000,000 of which was advanced to the Company on July 22, 2022). The Huntington Term Loan is to be repaid in monthly installments beginning August 2022 of $104,000 per month for the first 24 months, $156,000 per month for the next 24 months, $208,000 for the next 12 months and the remaining balance to be paid on July 22, 2027.

Huntington Capex Loan

Pursuant to the terms of the Huntington Credit Agreement, Huntington made available to the Company secured Capex loan (the "Huntington Capex Loan") in the maximum aggregate principal amount of $25,000,000 (none of which was advanced to the Company on July 22, 2022 and through December 31, 2022). Proceeds of the Huntington Capex Loan will be used to finance the ongoing capital expenditure needs of the Company.

Any borrowings from the Huntington Capex Loan will be converted to new term loans annually each February, beginning February 2025, and will have monthly principal repayments based on a sixty-month amortization period with all amounts outstanding on the Huntington Capex Loan being fully due on July 22, 2027.

Huntington Revolving Loan

Pursuant to the terms of the Huntington Credit Agreement, Huntington made available to the Company a revolving loan commitment (the "Huntington Revolving Loan") of $25,000,000 ($13,689,000 of which was advanced to the Company on July 22, 2022). The Company has $25,000,000 of available revolving loans of which $1,864,000 is outstanding as of December 31, 2022.

The Huntington Credit Agreement makes available to the Company a revolving commitment in the maximum amount of $25,000,000 at the Company's option at any time during the five-year period following the closing. The revolving loan commitment terminates, and all outstanding borrowings thereunder must be repaid on July 22, 2027.

Leaf Capital Funding

On April 24, 2020 the Company entered into a finance agreement with Leaf Capital Funding of $175,000 for equipment. The parties agreed to a fixed interest rate of 5.50% and a term of 60 months.

Wells Fargo Loan

On December 31, 2021, the Company had term loans (the "WF Term Loans") and a revolving loan (the "WF Revolving loan") with Wells Fargo Bank, National Association, with balances of $13,992,000 and $4,424,000, respectively. The Company's term and revolving loans had variable interest rates on December 31, 2021 of 3.77% and 4.25%, respectively. On July 22, 2022, all existing outstanding indebtedness of the Company owed to Wells Fargo Bank, National Association was repaid in full as part of the Huntington Credit Agreement.

FGI Equipment Finance LLC Term Loan

On December 31, 2021, the Company had a term loan (the "FGI Term Loan"), evidenced by a promissory note (the "FGI Note") with FGI, with a balance of $12,561,000. The Company's term loan had a fixed interest rate of 8.25% at December 31, 2021. On July 22, 2022, all existing outstanding indebtedness of the Company owed to FGI was repaid in full as part of the Huntington Credit Agreement.

At December 31, 2022, the company recorded losses of $1,234,000 from writing off outstanding deferred loan costs and approximately $348,000 from prepayment fees associated with the FGI Term Loan.

Interest Rate Swap Agreement

The Company entered into an interest rate swap agreement that became effective July 22, 2022 and continues through July 2027, which was designed as a cash flow hedge for an initial aggregate amount of $25,000,000 of the Huntington Term Loan. Under this agreement, the Company will pay a fixed SOFR rate of 2.95% to the swap counterparty in exchange for the Term Loans daily variable SOFR. The fair value of the interest rate swap was an asset of $765,000 at December 31, 2022.

Annual maturities of long-term debt are as follows (in thousands):

2023	$	1,286
2024		1,549
2025		1,885
2026		2,135
2027		17,709
Total long-term debt as of December 31, 2022	$	24,564

10. Stock Based Compensation

On May 13, 2021, the Company's shareholders approved the 2021 Long Term Equity Incentive Plan (the "2021 Plan") that replaced the 2006 Long Term Equity Incentive Plan (the "2006 Plan") approved in May 2006 and amended in May 2015. The 2021 Plan allows for grants to employees, officers, non-employee directors, consultants, independent contractors and advisors of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock-based awards ("stock awards") up to an aggregate of 441,158 awards. Awards can be granted under the 2021 Plan through the earlier of May 13, 2031, or the date the maximum number of available awards under the 2021 Plan have been granted. No new awards may be granted from the 2006 Plan.

Awards under the 2021 Plan vest over one to three years and shares previously awarded and currently unvested under the 2006 Plan vest over three years. Shares granted under both the 2006 and 2021 Plans vest upon the date of a participant's death, disability or change in control.

The Company follows the provisions of FASB ASC 718 requiring that compensation cost relating to share-based payment transactions be recognized in the financial statements. The cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity award).

Restricted Stock

The Company grants shares of its common stock to certain directors and officers in the form of unvested stock ("Restricted Stock"). These awards are measured at the fair value of Core Molding Technologies' common stock on the date of issuance and recognized ratably as compensation expense over the applicable vesting period.

The following summarizes the status of Restricted Stock and changes during the years ended December 31:

	2022		2021		2020	
	Number of Shares	Wtd. Avg. Grant Date Fair Value	Number of Shares	Wtd. Avg. Grant Date Fair Value	Number of Shares	Wtd. Avg. Grant Date Fair Value
Unvested - beginning of year	459,420	$ 9.79	507,835	$ 6.35	343,919	$ 9.37
Granted	287,485	10.39	250,635	13.74	292,886	4.70
Vested	(230,201)	7.87	(262,461)	6.89	(107,145)	10.21
Forfeited	(13,957)	11.28	(36,589)	7.66	(21,825)	9.86
Unvested - end of year	502,747	$ 10.46	459,420	$ 9.79	507,835	$ 6.35

At December 31, 2022 and 2021, there was $3,570,000 and $3,029,000, respectively, of total unrecognized compensation expense. That cost is expected to be recognized over the weighted-average period of 1.8 years. Total compensation expense related to restricted stock grants for the years ended December 31, 2022, 2021 and 2020 was $2,284,000, $1,762,000, and $1,254,000, respectively, and is recorded as selling, general and administrative expense.

Tax deficiencies in connection with payment of taxes upon the vesting of restricted stock previously issued to employees for the year ended December 31, 2022, was $79,000. Tax benefits in connection with payment of taxes upon the vesting of restricted stock previously issued to employees for the year ended December 31, 2021 was $305,000. Tax deficiencies in connection with payment of taxes upon the vesting of restricted stock previously issued to employees for the year ended December 31, 2020, was $97,000.

During 2022, 2021 and 2020, employees surrendered 48,285, 7,237 and 4,574 shares, respectfully, of the Company's common stock to satisfy income tax withholding obligations in connection with the vesting of restricted stock.

Stock Appreciation Rights
As part of the Company's 2019 annual grant, Stock Appreciation Rights (SARs) were granted with a grant price of $10. These awards have a contractual term of five years and vest ratably over a period of three years or immediately vest if the recipient is over 65 years of age. These awards are valued using the Black-Scholes option pricing model, and are amortized ratably as compensation expense over a three year period.

A summary of the Company's stock appreciation rights activity for the years ended December 31, is as follows:

	2022		2021		2020	
	Number of Shares	Wtd. Avg. Grant Date Fair Value	Number of Shares	Wtd. Avg. Grant Date Fair Value	Number of Shares	Wtd. Avg. Grant Date Fair Value
Outstanding - beginning of year	177,016	$ 2.57	180,925	$ 2.57	222,112	$ 2.57
Granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Forfeited	—	—	(3,909)	2.57	(41,187)	2.57
Outstanding - end of year	177,016	$ 2.57	177,016	$ 2.57	180,925	$ 2.57
Exercisable - end of year	177,016	$ 2.57	124,801	$ 2.57	73,888	$ 2.57

The average remaining contractual term for SARs outstanding at December 31, 2022 is 1.3 years, with $529,000 aggregate intrinsic value. At December 31, 2022, there were no unrecognized compensation expense related to SARs. At December 31, 2021, there was $45,000 of total unrecognized compensation expense related to SARs.

Total compensation cost related to SARs for the years ended December 31, 2022, 2021 and 2020 was $45,000, $127,000 and $101,000 respectively, all of which was recorded to selling, general and administrative expense.

11. Income Taxes

Components of the provision for income taxes are as follows (in thousands):

	2022	2021	2020
Current:			
Federal	$ (18)	$ (388)	$ (8,378)
Foreign	5,896	4,979	2,660
State and local	(27)	24	5
	5,851	4,615	(5,713)
Deferred:			
Federal	(3,533)	(208)	955
Foreign	80	(167)	1,098
State and local	(16)	8	42
	(3,469)	(367)	2,095
Provision (benefit) for income taxes	$ 2,382	$ 4,248	$ (3,618)

A reconciliation of the income tax provision based on the federal statutory income tax rate to the Company's income tax provision for the years ended December 31 is as follows (in thousands):

	2022	2021	2020
Provision at United States federal statutory rate	$ 3,063	$ 1,870	$ 954
U.S. federal valuation allowance	(2,363)	1,706	(2,493)
U.S. state and local valuation allowance	349	269	419
Net operating loss carryback at 34% tax rate	—	(137)	(3,205)
Effect of foreign taxes	1,519	996	790
State and local tax expense	(391)	(237)	(372)
Other	205	(219)	289
Provision (benefit) for income taxes	$ 2,382	$ 4,248	$ (3,618)

At December 31, 2022, a provision has not been made for U.S. taxes on accumulated undistributed earnings of approximately $28,100,000 and $16,479,000 of the Company's Canadian and Mexican subsidiary, respectively, that would become payable upon repatriation to the United States. It is the intention of the Company to reinvest all such earnings in operations and facilities outside of the United States. It is not practicable to estimate the amount of deferred tax liability related to investments in these foreign subsidiaries.

The Company evaluates the balance of deferred tax assets that will be realized based on the premise that the Company is more likely than not to realize deferred tax benefits through the generation of future taxable income. Management makes assumptions, judgments, and estimates to determine our current and deferred tax provision and also the deferred tax assets and liabilities. The Company evaluates provisions and deferred tax assets quarterly to determine if adjustments to our valuation allowance are required based on the consideration of all available evidence.

As of December 31, 2022 the Company had a net deferred tax asset of $3,462,000 consisting of $163,000, $893,000 and $2,406,000 related to tax positions in Canada, Mexico and the United States, respectively. During 2022, the Company reversed $2,363,000 of its valuation allowance on deferred tax assets related to federal tax positions in the United States, due to tax planning strategies. As of December 31, 2022, the Company had a valuation allowance of $1,154,000 against the net deferred tax asset related to local tax positions in the United States, due to cumulative losses over the last three years and uncertainty related to the Company's ability to realize the deferred assets. The Company believes that the deferred tax assets associated with the Canadian and Mexican tax jurisdictions are more-likely-than-not to be realizable based on estimates of future taxable income.

Deferred tax assets consist of the following at December 31:

	2022	2021
Net operating loss carryforwards	$ 3,399	$ 2,439
Interest limitation carryforwards	1,734	1,321
Accrued liabilities	626	704
Accounts receivable	44	45
Inventory	215	137
Property, plant, and equipment	(5,111)	(5,216)
Post retirement benefits	1,629	2,107
Goodwill and finite-lived assets, net	1,662	2,146
Other, net	418	6
Total deferred tax asset	4,616	3,689
Valuation allowance for deferred tax assets	(1,154)	(3,168)
Total deferred tax asset, net	$ 3,462	$ 521

At December 31, 2022, the Company's estimated net operating loss carryforwards and interest limitation carryforwards in the United States federal tax jurisdiction were $10,836,000 and $7,883,000, respectively. Both carryforwards do not expire. At December 31, 2022, the Company had no net operating loss carryforwards in Canada or Mexico or jurisdictions.

At December 31, 2022 and 2021 the Company had no liability for unrecognized tax benefits under guidance relating to tax uncertainties. The Company does not anticipate that the unrecognized tax benefits will significantly change within the next twelve months.

The Company files income tax returns in the United States, Mexico, Canada and various state and local jurisdictions. The Company is subject to federal income tax examinations for tax years 2014 through 2017 but the scope of examination is limited to adjustments resulting from Net Operating Loss carry back claims from the 2018, 2019, and 2020 tax years. The Company is subject to federal income tax examinations for years 2018 through 2021 with unlimited scope. The Company is not subject to state examinations for years before 2017. The Company is not subject to Mexican income tax examinations by Mexican authorities for the years before 2017 and is not subject to Canadian income tax examinations by Canadian authorities for the years before 2018.

12. Post Retirement Benefits

The Company provides post retirement benefits to certain of its United States and Canadian employees, including contributions to a multi-employer defined benefit pension plan, health care and life insurance benefits, and contributions to several defined retirement contribution plans.

The Company contributes to a multi-employer defined benefit pension plan for its employees represented by the International Association of Machinists and Aerospace Workers ("IAM") at the Company's Columbus, Ohio production facility. The Company does not administer this plan and contributions are determined in accordance with provisions of the collective bargaining agreement. The risks of participating in this multi-employer plan are different from a single-employer plan in the following aspects:

- Assets contributed to the multi-employer plan by one employer may be used to provide benefits to employees of other participating employers.

- If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers.
- If the Company chooses to stop participating in its multi-employer plan, the Company may be required to pay the plan an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

The Company's participation in the multi-employer defined benefit pension plan for the years ended December 31, 2022 and 2021 is outlined in the table below. The most recent Pension Protection Act ("PPA") zone status is for the plan's year-end at December 31, 2021. The zone status is based on information the Company received from the plan and is certified by the plan's actuary. Among other factors, plans in the red zone are generally less than 65% funded, plans in the yellow zone are less than 80% funded, and plans in the green zone are at least 80% funded. The "FIP/RP Status Pending/Implemented" column indicates whether a financial improvement plan ("FIP") or a rehabilitation plan ("RP") is either pending or has been implemented.

| Pension Fund | EIN/Pension Plan Number | Pension Protection Act Zone Status | | FIP/RP Status Pending/ Implemented | Contributions of the Company | | Surcharge Imposed | Expiration Date of Collective Bargaining Agreement |
		2022	2021		2022	2021		
IAM National Pension Fund / National Pension Plan [A]	51-6031295 - 002	Red Zone as of 12/31/21	Red Zone as of 12/31/20	Implemented	$ 1,191,000	$ 716,000	Yes	8/7/2025
				Total Contributions:	$ 1,191,000	$ 716,000		

[A]The plan re-certified its zone status after using the amortization provisions of the Code. The Company's contributions to the plan did not represent more than 5% of total contributions to the plan as indicated in the plan's most recently available annual report for the plan year ended December 31, 2021. Under the terms of the collective-bargaining agreement, the Company is required to make contributions to the plan for each hour worked up to a maximum of 40 hours per person, per week at $1.55 per hour from August 10, 2019 through August 9, 2025. The Company is paying a surcharge of $0.16 for each hour worked up to a maximum of 40 hours per person, per week as a result of the pension plan being in the Red Zone.

Prior to the acquisition of Columbus Plastics, certain of the Company's employees were participants, or were eligible to participate, in Navistar's post retirement health and life insurance benefit plan. This plan provides healthcare and life insurance benefits for certain employees upon their retirement, along with their spouses and certain dependents and requires cost sharing between the Company, Navistar and the participants, in the form of premiums, co-payments, and deductibles. The Company and Navistar share the cost of benefits for these employees, using a formula that allocates the cost based upon the respective portion of time that the employee was an active service participant after the acquisition of Columbus Plastics to the period of active service prior to the acquisition of Columbus Plastics.

The Company also sponsors a post retirement health and life insurance benefit plan for certain union retirees of its Columbus, Ohio production facility. In August 2010, as part of a new collective-bargaining agreement, the post retirement health and life insurance benefits for all current and future represented employees who were not retired were eliminated in exchange for a one-time cash payment. Individuals who retired prior to August 2010 remain eligible for post retirement health and life insurance benefits.

The elimination of post retirement health and life insurance benefits described above resulted in a reduction of the Company's post retirement benefits liability of approximately $10,282,000 in 2010. This reduction in post retirement benefits liability was treated as a negative plan amendment and is being amortized as a reduction to net periodic benefit cost over approximately twenty years, the actuarial life expectancy of the remaining participants in the plan at the time of the amendment. This negative plan amendment resulted in net periodic benefit cost reductions of approximately $496,000 in 2022, 2021 and 2020, and will result in net periodic benefit cost reductions of approximately $496,000 in 2023 and each year thereafter during the amortization period.

The funded status of the Company's post retirement health and life insurance benefits plan as of December 31, 2022 and 2021 and reconciliation with the amounts recognized in the Consolidated Balance Sheets are provided below (in thousands):

	Post Retirement Benefits	
	2022	**2021**
Change in benefit obligation:		
Benefit obligation at January 1	$ 9,080	$ 9,109
Interest cost	198	161
Unrecognized loss (gain)	(2,136)	79
Benefits paid, net	(517)	(269)
Benefit obligation at December 31	$ 6,625	$ 9,080
Plan Assets	—	—
Amounts recorded in accumulated other comprehensive income:		
Prior service credit	$ (4,122)	$ (4,618)
Net loss	948	3,257
Total	$ (3,174)	$ (1,361)
Weighted-average assumptions as of December 31:		
Discount rate used to determine benefit obligation and net periodic benefit cost	4.9 %	2.5 %

The components of expense for all of the Company's post retirement benefit plans for the years ended December 31 (in thousands):

	2022	**2021**	**2020**
Pension expense:			
Multi-employer plan	$ 1,137	$ 857	$ 676
Defined contribution plans	1,482	1,231	1,173
Total pension expense	2,619	2,088	1,849
Health and life insurance:			
Interest cost	198	161	235
Amortization of prior service credits	(496)	(496)	(496)
Amortization of net loss	174	173	181
Net periodic benefit credit	(124)	(162)	(80)
Total post retirement benefits expense	$ 2,495	$ 1,926	$ 1,769

The Company accounts for post retirement benefits under FASB ASC 715, which requires the recognition of the funded status of a defined benefit pension or post retirement plan in the Consolidated Balance Sheets. For the year ended December 31, 2022, the Company recognized a net actuarial gain of $2,136,000 which is comprised of an actuarial gain of $2,272,000, offset by differences between actual and expected benefit payments, expenses and balance sheet accruals resulting in a loss of $136,000. For the year ended December 31, 2021, the Company recognized a net actuarial loss of $79,000, which is comprised of an actuarial loss of $187,000, offset by differences between actual and expected benefit payments, expenses and balance sheet accrual resulting in a gain of $108,000. The net actuarial gain and loss for the years ended December 31, 2022 and 2021, respectively, were recorded in accumulated other comprehensive income.

Amounts not yet recognized as a component of net periodic benefit costs at December 31, 2022 and 2021 were a net credit of $3,174,000 and $1,361,000, respectively. The amount in accumulated other comprehensive income expected to be recognized as components of net periodic post retirement cost during 2023 consists of a prior service credit of $496,000 and a net loss of $22,000. In addition, 2023 interest expense related to post retirement healthcare is expected to be $265,000, for

a total post retirement healthcare net gain of approximately $209,000 in 2023. The Company expects benefits paid in 2023 to be consistent with estimated future benefit payments as shown in the table below.

The weighted average rate of increase in the per capita cost of covered health care benefits as of December 31, 2022 and 2021 is projected to be 5.8% and 5.4%, respectively. The rate is projected to decrease gradually to medical pre age 65 of 5.0%, medical post age 65 of 4.25% and drugs – all ages of 5.0% by the year 2029 and remain at that level thereafter. As of December 31, 2021, the comparable assumptions for prior year were medical pre age 65 of 5.4%, medical post age 65 of 4.25% and drug - all ages of 5.0% by the year 2027.

The estimated future benefit payments of the health care plan for the next ten years are as follows (in thousands):

	Postretirement Health Care Benefits Plan	
2023	$	1,434
2024		413
2025		421
2026		436
2027		424
2028 - 2032		2,142

13. Commitments and Contingencies

From time to time, the Company is involved in litigation incidental to the conduct of its business. However, the Company is presently not involved in any legal proceedings which in the opinion of management are likely to have a material adverse effect on the Company's consolidated financial position or results of operations.

14. Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in a transaction between market participants as of the measurement date. Fair value is measured using the fair value hierarchy and related valuation methodologies as defined in the authoritative literature. This hierarchical valuation methodology provides a fair value framework that describes the categorization of assets and liabilities in three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment.

The three levels are defined as follows:

Level 1 - Quoted prices in active markets for identical assets and liabilities.

Level 2 - Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations, in which all significant inputs are observable in active markets.

Level 3 - Significant unobservable inputs reflecting management's own assumptions about the inputs used in pricing the asset or liability.

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, debt, interest rate swaps and foreign currency derivatives. Cash and cash equivalents, accounts receivable and accounts payable carrying values as of December 31, 2022 and December 31, 2021 approximate fair value due to the short-term maturities of these financial instruments. As of December 31, 2022, the carrying amounts of the Huntington Term Loan and Huntington Revolving Loan approximated fair value due to the short-term nature of the underlying variable rate SOFR agreements. As of December 31, 2021, the carrying amounts of the WF Term Loans and WF Revolving Loan approximated fair value due to the short-term nature of the underlying variable rate LIBOR agreements. The FGI Term Loan approximated fair value as of December 31, 2021 due to the immaterial movement in interest rates since the Company entered into the FGI Note on October 20, 2020. The Company had Level 2 fair value measurements at December 31, 2022 relating to the Company's interest rate swaps and foreign currency derivatives.

Derivative and hedging activities

Foreign currency derivatives

The Company conducted business in foreign countries and paid certain expenses in foreign currencies; therefore, the Company was exposed to foreign currency exchange risk between the U.S. Dollar and foreign currencies, which could impact the Company's operating income and cash flows. To mitigate risk associated with foreign currency exchange, the Company entered into forward contracts to exchange a fixed amount of U.S. Dollars for a fixed amount of foreign currency, which will be used to fund future foreign currency cash flows. At inception, all forward contracts are formally documented as cash flow hedges and are measured at fair value each reporting period.

Derivatives are formally assessed both at inception and at least quarterly thereafter, to ensure that derivatives used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged item. If it is determined that a derivative ceases to be a highly effective hedge, or if the anticipated transaction is no longer probable of occurring, hedge accounting is discontinued, and any future mark-to-market adjustments are recognized in earnings. The effective portion of gain or loss is reported in other comprehensive income and the ineffective portion is reported in earnings. The impacts of these contracts were largely offset by gains and losses resulting from the impact of changes in exchange rates on transactions denominated in the foreign currency. As of December 31, 2022 and 2021 the Company had no ineffective portion related to the cash flow hedges.

Interest Rate Swaps

The Company entered into an interest rate swap contract to fix the interest rate on an initial aggregate amount of $25,000,000 thereby reducing exposure to interest rate changes. The interest rate swap pays a fixed rate of 2.95% to the swap counterparty in exchange for daily SOFR. At inception, all interest rate swaps were formally documented as cash flow hedges and are measured at fair value each reporting period. See Note 9, "Debt", for additional information.

Financial statements impacts

The following table detail amounts related to our derivatives designated as hedging instruments (in thousands):

	Fair Value of Derivative Instruments December 31, 2022				
	Asset Derivatives		Liability Derivatives		
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	
Foreign exchange contracts	Prepaid expenses other current assets	$ 72	Accrued other liabilities	$ 157	
	Other non-current assets	$ —	Other non-current liabilities	$ —	
Notional Contract values		$ 3,379		$ 10,472	
Interest rate swaps	Prepaid expenses other current assets	$ 280	Accrued other liabilities	$ —	
	Other non-current assets	$ 485	Other non-current liabilities	$ —	
Notional Contract values		$ 24,479		$ —	

At December 31, 2021 the Company had no derivatives designated as hedging instruments.

As of December 31, 2022, the Company had foreign exchange contracts related to the Mexican Peso with an exchange rate of 20.27 and the Canadian Dollar with exchange rates ranging from 1.31 to 1.36.

The following tables summarize the amount of unrealized / realized gain and loss recognized in Accumulated Comprehensive Income (AOCI) for the years ended December 31, 2022, 2021 and 2020 (in thousands):

Derivatives in subtopic 815-20 Cash Flow Hedging Relationship	Amount of Unrealized Gain or (Loss) Recognized in Accumulated Other Comprehensive Income on Derivative			Location of Gain or (Loss) Reclassified from Accumulated Other Comprehensive Income[(A)]	Amount of Realized Gain or (Loss) Reclassified from Accumulated Other Comprehensive Income		
	2022	2021	2020		2022	2021	2020
Foreign exchange contracts	$ (82)	$ —	$ 142	Cost of goods sold	$ 3	$ —	$ 526
				Selling, general and administrative expense	$ —	$ —	$ 68
Interest rate swaps	$ 770	$ —	$ (915)	Interest Expense	$ 5	$ —	$ (1,620)

[(A)] The foreign currency derivative activity reclassified from Accumulated Other Comprehensive Income is allocated to cost of goods sold and selling, general and administrative expense based on the percentage of foreign currency spend.

15. Accumulated Other Comprehensive Income

The following table presents changes in Accumulated Other Comprehensive Income by component, net of tax, for the years ended December 31, 2022 and 2021 (in thousands):

	Hedging Derivative Activities	Post Retirement Benefit Plan Items[(A)]	Total
2021:			
Balance at January 1, 2021	$ —	$ 1,375	$ 1,375
Other comprehensive income before reclassifications	—	(84)	(84)
Amounts reclassified from accumulated other comprehensive income	—	(323)	(323)
Income tax (expense) benefit	—	107	107
Balance at December 31, 2021	$ —	$ 1,075	$ 1,075
2022:			
Balance at January 1, 2022	$ —	$ 1,075	$ 1,075
Other comprehensive income before reclassifications	688	2,136	2,824
Amounts reclassified from accumulated other comprehensive income	(8)	(323)	(331)
Income tax (expense) benefit	(134)	(381)	(515)
Balance at December 31, 2022	$ 546	$ 2,507	$ 3,053

[(A)] The effect of post-retirement benefit items reclassified from Accumulated Other Comprehensive Income is included in other income and expense on the Consolidated Statements of Operations. These Accumulated Other Comprehensive Income components are included in the computation of net periodic benefit cost (see *Note 12 - Post Retirement Benefits* for additional details). The tax effect of post retirement benefit items reclassified from Accumulated Other Comprehensive Income is included in income tax expense on the Consolidated Statements of Operations.

16. Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2022, 2021 and 2020 (in thousands).

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total Year
2022:					
Product sales	$ 89,901	$ 93,317	$ 92,340	$ 83,143	$ 358,701
Tooling sales	691	5,418	9,266	3,300	18,675
Net sales	90,592	98,735	101,606	86,443	377,376
Gross margin	14,507	13,045	13,303	11,547	52,402
Operating income	6,012	4,385	4,632	2,974	18,003
Net income	3,864	2,188	1,319	4,832	12,203
Net income per common share:					
Basic (1)	$ 0.46	$ 0.26	$ 0.16	$ 0.57	$ 1.44
Diluted (1)	$ 0.46	$ 0.26	$ 0.16	$ 0.57	$ 1.44
2021:					
Product sales	$ 69,133	$ 79,117	$ 67,643	$ 68,132	$ 284,025
Tooling sales	3,696	1,344	13,382	5,036	23,458
Net sales	72,829	80,461	81,025	73,168	307,483
Gross margin	12,718	13,736	6,415	8,475	41,344
Operating income (loss)	5,346	6,173	(2,393)	1,942	11,068
Net income (loss)	3,456	4,086	(3,312)	441	4,671
Net income (loss) per common share:					
Basic (1)	$ 0.41	$ 0.48	$ (0.41)	$ 0.05	$ 0.55
Diluted (1)	$ 0.41	$ 0.48	$ (0.41)	$ 0.05	$ 0.55
2020:					
Product sales	$ 61,930	$ 35,847	$ 54,240	$ 58,563	$ 210,580
Tooling sales	2,093	1,959	5,633	2,091	11,776
Net sales	64,023	37,806	59,873	60,654	222,356
Gross margin	10,766	2,903	10,838	9,967	34,474
Operating income (loss)	4,261	(1,206)	4,321	3,014	10,390
Net income (loss)	7,961	(2,272)	3,343	(867)	8,165
Net income (loss) per common share:					
Basic (1)	$ 0.97	$ (0.29)	$ 0.39	$ (0.10)	$ 0.98
Diluted (1)	$ 0.97	$ (0.29)	$ 0.39	$ (0.10)	$ 0.98

(1) Sum of the quarters may not sum to total year due to rounding.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this report, the Company has carried out an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and its Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a -15(e) of the Exchange Act). Based upon this evaluation, the Company's management, including its Chief Executive Officer and its Chief Financial Officer, concluded that the Company's disclosure of controls and procedures were (i) effective to ensure that information required to be disclosed in the Company's reports filed or submitted under the Exchange Act were accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures, and (ii) effective to ensure that information required to be disclosed in the Company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company's Chief Executive Officer and Chief Financial Officer and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the Company's financial statements would be prevented or detected.

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company's internal controls over financial reporting based on the criteria established in the *2013 Internal Control Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This evaluation included a review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2022.

The Company's independent registered public accounting firm, Crowe LLP, audited our internal control over financial reporting as of December 31, 2022, as stated in their report in the section entitled "Report of Independent Registered Public Accounting Firm" included elsewhere in this Form 10-K, which expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2022.

Changes in Internal Controls

There were no changes in internal control over financial reporting (as such term is defined in Exchange Act Rule 13a-15(f) and Rule 15d-15(f)) that occurred in the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information required by this Part III, Item 10 is incorporated by reference from the Company's definitive proxy statement for its annual meeting of stockholders to be held on or about May 11, 2023, which is expected to be filed with the SEC pursuant to Regulation 14A of the Securities Exchange Act of 1934 within 120 days after the end of the fiscal year covered by this report.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Part III, Item 11 is incorporated by reference from the Company's definitive proxy statement for its annual meeting of stockholders to be held on or about May 11, 2023, which is expected to be filed with the SEC pursuant to Regulation 14A of the Securities Exchange Act of 1934 within 120 days after the end of the fiscal year covered by this report.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Equity Compensation Plan Information

The following table shows certain information concerning our common stock to be issued in connection with our equity compensation plans as of December 31, 2022:

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Options or Vesting [1]	Weighted Average Exercise Price of Outstanding Options [2]	Number of Shares Remaining Available for Future Issuance
Equity compensation plans approved by stockholders	555,675	$ 12.99	441,158

[1] This amount includes outstanding awards under the Company's 2021 Long Term Equity Incentive Plan (the "2021 Plan") and the 2006 Long Term Equity Incentive Plan (the "2006 Plan"). Includes (i) 502,747 shares issuable pursuant to restricted stock awards and (ii) 52,928 shares issuable pursuant to outstanding stock appreciation rights, based on the Company's December 31, 2022 closing stock price.

[2] Weighted average exercise price shown in this table above does not take into account restricted stock awards.

Other information required by this Part III, Item 12 is incorporated by reference from the Company's definitive proxy statement for its annual meeting of stockholders to be held on or about May 11, 2023, which is expected to be filed with the SEC pursuant to Regulation 14A of the Securities Exchange Act of 1934 within 120 days after the end of the fiscal year covered by this report.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Part III, Item 13 is incorporated by reference from the Company's definitive proxy statement for its annual meeting of stockholders to be held on or about May 11, 2023, which is expected to be filed with the SEC pursuant to Regulation 14A of the Securities Exchange Act of 1934 within 120 days after the end of the fiscal year covered by this report.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Part III, Item 14 is incorporated by reference from the Company's definitive proxy statement for its annual meeting of stockholders to be held on or about May 11, 2023, which is expected to be filed with the SEC pursuant to Regulation 14A of the Securities Exchange Act of 1934 within 120 days after the end of the fiscal year covered by this report.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) <u>Documents filed as Part of this Report:</u>

(1) <u>Financial Statements</u>

See Part II, Item 8 hereof.

(2) <u>Financial Statement Schedules and Independent Auditor's Report</u>

The following consolidated financial statement schedules are filed with this Annual Report on Form 10-K:

Schedule II — Valuation and Qualifying Accounts and Reserves for the Years Ended December 31, 2022, 2021, and 2020

All other schedules are omitted because of the absence of the conditions under which they are required.

(3) <u>Exhibits</u>

See Index to Exhibits filed with this Annual Report on Form 10-K.

ITEM 16. FORM 10-K SUMMARY

Not Applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORE MOLDING TECHNOLOGIES, INC.

By /s/ David L. Duvall

David L. Duvall
President and Chief Executive Officer
March 14, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has signed below by the following persons been on behalf of the registrant and in the capacities and on the dates indicated:

/s/ David L. Duvall		
David L. Duvall	President, Chief Executive Officer, and Director (Principal Executive Officer)	March 14, 2023
/s/ John P. Zimmer		
John P. Zimmer	Vice President, Secretary, Treasurer, and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 14, 2023
*		
Sandra L. Kowaleski	Director	March 14, 2023
*		
Thomas R. Cellitti	Director	March 14, 2023
*		
James F. Crowley	Director	March 14, 2023
*		
Ralph O. Hellmold	Director	March 14, 2023
*		
Matthew Jauchius	Director	March 14, 2023
*		
Andrew O. Smith	Director	March 14, 2023
*By /s/ John P. Zimmer		
John P. Zimmer	Attorney-In-Fact	March 14, 2023

Core Molding Technologies, Inc. and Subsidiaries

Schedule II

Consolidated valuation and qualifying accounts and reserves for the years ended December 31, 2022, 2021 and 2020.

Reserves deducted from asset to which it applies:

Allowance for Doubtful Accounts

| | Balance at Beginning of Year | | Additions | | | | Balance at End of Year |
			(Recovered)/ Charged to Costs & Expenses	Charged to Other Accounts		Deductions[A]	
Year Ended December 31, 2022	$	90,000	$ (90,000)	$ —	$	—	$ —
Year Ended December 31, 2021	$	41,000	$ 51,000	$ —	$	2,000	$ 90,000
Year Ended December 31, 2020	$	50,000	$ 27,000	$ —	$	36,000	$ 41,000

Customer Chargeback Allowance

| | Balance at Beginning of Year | | Additions | | | | Balance at End of Year |
			(Recovered)/ Charged to Costs & Expenses	Charged to Other Accounts		Deductions[B]	
Year Ended December 31, 2022	$	222,000	$ 736,000	$ —	$	456,000	$ 502,000
Year Ended December 31, 2021	$	179,000	$ 83,000	$ —	$	40,000	$ 222,000
Year Ended December 31, 2020	$	476,000	$ 291,000	$ —	$	588,000	$ 179,000

[A] Amount represents uncollectible accounts written off.

[B] Amount represents customer returns and deductions, discounts and price adjustments accepted.

INDEX TO EXHIBITS

Exhibit No.	Description	Location
3(a)(1)	Certificate of Incorporation of Core Molding Technologies, Inc. as filed with the Secretary of State of Delaware on October 8, 1996	Incorporated by reference to Exhibit 4(a) to Registration Statement on Form S-8 (Registration No. 333-29203)
3(a)(2)	Certificate of Amendment of Certificate of Incorporation of Core Molding Technologies, Inc. as filed with the Secretary of State of Delaware on November 6, 1996	Incorporated by reference to Exhibit 4(b) to filed with the Secretary of State of Delaware on November 6, 1996 Registration Statement on Form S-8 (Registration No. 333-29203)
3(a)(3)	Certificate of Amendment of Certificate of Incorporation as filed with the Secretary of State of Delaware on August 28, 2002	Incorporated by reference to Exhibit 3(a)(4) to Quarterly Report on Form 10-Q for the quarter ended September 30, 2002
3(a)(4)	Certificate of Designation, Preferences and Rights of Series B Junior Participating Preferred Stock as filed with the Secretary of State of Delaware on April 21, 2020	Incorporated by reference to Exhibit 3.1 to Form 8-K filed April 22, 2020
3(a)(5)	Certificate of Elimination of the Series A Junior Participant Preferred Stock as filed with the Delaware Sec. of State on April 1, 2021	Incorporated by reference to Exhibit 3(a)(5) to Form 8-K filed April 6, 2021
3(b)(1)	Amended and Restated By-Laws of Core Molding Technologies, Inc.	Incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed January 4, 2008
3(b)(2)	Amendment No. 1 to the Amended and Restated By- Laws of Core Molding Technologies, Inc.	Incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed December 17, 2013
4	Description of Securities	Filed Herein
10(a)	Supply Agreement, dated August 4, 2014 between Core Molding Technologies, Inc. and Core Composites Corporation and Navistar, Inc.[2]	Incorporated by reference to Exhibit 10(a) to Quarterly Report on Form 10-Q for the quarter ended September 30, 2014
10(b)	Credit Agreement, dated October 27, 2020, between Core Molding Technologies, Inc. and Wells Fargo Bank, National Association, as administrative agent, lead arranger and book runner, and the lenders party thereto.	Incorporated by reference to Exhibit 10.1 to Form 8-K filed November 2, 2020
10(b)(1)	Master Security Agreement, dated as of October 20, 2020, among FGI Equipment Finance LLC, Core Molding Technologies, Inc. as debtor, and each of Core Composites Corporation and CC HPM, S. de R.L. de C.V., as guarantors	Incorporated by reference to Exhibit 10.2 to Form 8-K filed November 2, 2020
10(b)(2)	Promissory Note, dated October 20, 2020, between Core Molding Technologies, Inc. and FGI Equipment Finance LLC.	Incorporated by reference to Exhibit 10.3 to Form 8-K filed November 2, 2020

Exhibit No.	Description	Location
10(c)	Core Molding Technologies, Inc. Employee Stock Purchase Plan[1]	Incorporated by reference to Exhibit 4(c) to Registration Statement on Form S-8 (Registration No. 333-60909).
10(c)(1)	2002 Core Molding Technologies, Inc. Employee Stock Purchase Plan (as amended May 17, 2006)[1]	Incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K dated May 23, 2006
10(d)	2006 Core Molding Technologies, Inc. Long Term Equity Incentive Plan as amended and restated effective May 12, 2017[1]	Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K dated May 15, 2017
10(e)	Core Molding Technologies, Inc. Executive Cash Incentive Plan[1]	Incorporated by reference to Exhibit A to Definitive Proxy Statement on Schedule 14A dated April 8, 2016
10(f)	Core Molding Technologies, Inc. Salaried Employee Bonus Plan[2]	Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K dated December 9, 2020
10(g)	Form of Restricted Stock Agreement between Core Molding Technologies, Inc. and certain executive officers[1]	Incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K dated May 15, 2012
10(h)	Form of Award for Stock Appreciation Rights between Core Molding Technologies, Inc. and certain executive officers[1]	Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed May 20, 2019
10(i)	Form of Restricted Stock Agreement between Core Molding Technologies, Inc. and certain executive officers, dated August 6, 2021[1]	Incorporated by reference to Exhibit 10(m) to Quarterly Report on Form 10-Q for the quarter ended June 30, 2021
10(j)	Form of Executive Employment Agreement between David L. Duvall and Core Molding Technologies, Inc, dated August 6, 2021[1]	Incorporated by reference to Exhibit 10(n) to Quarterly Report on Form 10-Q for the quarter ended June 30, 2021
10(k)	Form of Executive Employment Agreement between Core Molding Technologies, Inc. and certain executive officers, dated August 6, 2021[1]	Incorporated by reference to Exhibit 10(q) to Current Report on Form 10-Q filed on August 6th, 2021
10(l)	Credit Agreement, dated July 22, 2022 between Core Molding Technologies, Inc. and The Huntington National Bank, as administrative agent, sole lead arranger and sole bookrunner, and the lenders from time to time thereto	Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on July 28, 2022
11	Computation of Net Income per Share	Exhibit 11 omitted because the required information is Included in Notes to Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K
21	List of Subsidiaries	Filed Herein

Exhibit No.	Description	Location
23	Consent of Crowe LLP	Filed Herein
24	Powers of Attorney	Filed Herein
31(a)	Section 302 Certification by David L. Duvall, President, Chief Executive Officer, and Director	Filed Herein
31(b)	Section 302 Certification by John P. Zimmer, Vice President, Secretary, Treasurer, and Chief Financial Officer	Filed Herein
32(a)	Certification of David L. Duvall, Chief Executive Officer of Core Molding Technologies, Inc., dated March 14, 2022, pursuant to 18 U.S.C. Section 1350	Filed Herein
32(b)	Certification of John P. Zimmer, Chief Financial Officer of Core Molding Technologies, Inc., dated March 14, 2022, pursuant to 18 U.S.C. Section 1350	Filed Herein
101.INS	XBRL Instance Document	Filed Herein
101.SCH	XBRL Taxonomy Extension Schema Document	Filed Herein
101.CAL	XBRL Taxonomy Extension Calculation Linkbase	Filed Herein
101.LAB	XBRL Taxonomy Extension Label Linkbase	Filed Herein
101.PRE	XBRL Taxonomy Extension Presentation Linkbase	Filed Herein
101.DEF	XBRL Taxonomy Extension Definition Linkbase	Filed Herein
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)	Filed Herein

1. Indicates management contracts or compensatory plans that are required to be filed as an exhibit to this Annual Report on Form 10-K.

2. Certain portions of this Exhibit have been omitted intentionally subject to a confidentiality treatment request. A complete version of the Exhibit has been filed separately with the Securities and Exchange Commission.

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